CABO MINING ENTERPRISES CORP.

(Formerly "Cabo Mining Corp."

12g3-2(b)
No.# 82-1401

ALL TO BE FILED
FROM JANUARY 2003
TO FEBRUARY 2004

dlw 2/25

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Enterprises Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: February 4, 2004

3. **Press Release**
A news release dated February 4, 2004, delivered to Market News and Canada Stockwatch.

4. **Summary of Material Change**
   1) The Issuer announces, results of a stripping and sampling program carried out on its Cobalt Area Property and the discovery of a new Cobalt Type silver zone; and
   2) The Issuer announces the resignation of director J. D. (Dave) Meer.

5. **Full Description of Material Change**: See attached news release dated February 4, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 4th day of February, 2004.

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING ENTERPRISES CORP.

FOR RELEASE: February 4, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

CABO DISCOVERS NEW COBALT TYPE SILVER ZONE

Cabo Mining Enterprises Corp. (Cabo or the Company), is encouraged by the results of a stripping and sampling program carried out on its Cobalt Area Property, in late 2003. The program was completed in the area where a "silver nugget" was reportedly discovered in the early 1900's.

The 1,640 pound (744 kg) nugget, estimated to contain 9,715 troy ounces of silver (300 kg), is currently on display in the lobby at the Sudbury, Ontario office of the Mines and Minerals Division of the Ministry of Northern Development and Mines. While overburden conditions at the time prevented workers from tracing the nugget to its parent source, the nugget appears typical of Cobalt Type deposits - consisting of calcite-quartz veining and vein breccia, with associated lenses of silver-cobalt-nickel-copper (Ag-Co-Ni-Cu) mineralization, and local traces of gold (Au).

Fourteen grab samples were collected from two vein-hosted mineralized zones, targeted by the stripping and sampling program. The samples represented the character of the vein sampled, but did not define its width. Eight bedrock samples were taken from an area near an old shaft (over 10 metres deep). Numerous old trenches are located in this area, however most of them were flooded - due to a local swamp. The results are as follows:

Sample #	Au(g/t)	Ag(g/t)	Co %	Ni (%)	Cu %	As(%)	*Type*
211969	0.37	74.0	1.55	0.05	0.49	1.55	wallrock chips
211970	trace	2.0	trace	trace	0.02	0.14	wallrock chips
211971	0.19	6.0	0.83	6.07	0.01	14.5	vein chips
211972	0.09	8.0	0.27	0.18	0.05	0.67	vein chips
211973	4.13	14.0	3.22	12.9	0.05	35.1	vein chips
211974	0.04	7.0	3.69	21.6	0.01	55.8	vein grab
211975	0.13	4.0	1.42	5.73	trace	8.1	vein grab
211976	trace	8.0	4.03	28.9	trace	59.6	vein grab

The samples were taken from narrow calcite-quartz veins (10 to 50 cm wide), and vein breccia that is up to several meters wide in this sampled area. Narrow, high-grade veins are typical of Cobalt Type mineralization, as is the complex Ag-Co-Ni-Cu-As mineralogy. The geological setting in the Santa Maria area, is also typical of many of the 77 past-producing silver mines in the Cobalt region. Of particular importance, is the zones' proximity to a

relatively flat lying Nipissing-aged diabase sill - a feature shared by virtually all of the area's past producers.

Six of the fourteen samples collected, were from another two meter-wide sulphide zone in bedrock - adjacent to an old (but shallower) shaft, in the immediate area of the reported discovery location of the "silver nugget". Four of these samples contained only background values in silver and associated mineralization, and two samples contained the following:

Sample #	Au(g/t)	Ag(g/t)	Co(%)	Ni (%)	Cu(%)	As(%)	*Type*
211964	0.08	2.0	0.11	0.02	0.46	0.34	grab
211968	0.05	<1	0.01	trace	1.05	trace	grab

Cabo management is encouraged by the discovery of this new Cobalt Type silver zone. A drilling program is scheduled to commence later this month, to test this prospect - and at least two other known silver occurrences in similar geological settings.

All samples were hand delivered to Accurassay Laboratory in Thunder Bay, Ontario where they were initially analyzed for gold by fire assay, and silver by AA (atomic absorption) techniques - as well as a 30 element ICP scan (inductively coupled plasma). Any sample results from the ICP scan that exceeded the upper detection limits, were submitted by the laboratory for a full assay by standard assay techniques - appropriate for the particular element (Cu, Co, Ni, Pb, As). The qualified person responsible for the data in this release, is Seymour M. Sears, P.Geo.

The Company also announces the resignation of director J. D. (Dave) Meer. Mr. Meer has stepped down, due to his need to focus 100% of his attention on Westport Purification. The Company extends its thanks and best wishes to Mr. Meer in his work, and hopes to one day consider Westport's technology for Cabo's mining endeavours.

Cabo also announces, that it has completed a reconstruction and update of its web site, and extends an invitation to view the new site at www.cabo.ca.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

#1293-2(b) No.# 82-1401

CABO MINING ENTERPRISES CORP.

FOR RELEASE: February 4, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
E-mail: cabo@cabo.ca
Web site: www.cabo.ca

CABO DISCOVERS NEW COBALT TYPE SILVER ZONE

Cabo Mining Enterprises Corp. (Cabo or the Company), is encouraged by the results of a stripping and sampling program carried out on its Cobalt Area Property, in late 2003. The program was completed in the area where a "silver nugget" was reportedly discovered in the early 1900's.

The 1,640 pound (744 kg) nugget, estimated to contain 9,715 troy ounces of silver (300 kg), is currently on display in the lobby at the Sudbury, Ontario office of the Mines and Minerals Division of the Ministry of Northern Development and Mines. While overburden conditions at the time prevented workers from tracing the nugget to its parent source, the nugget appears typical of Cobalt Type deposits - consisting of calcite-quartz veining and vein breccia, with associated lenses of silver-cobalt-nickel-copper (Ag-Co-Ni-Cu) mineralization, and local traces of gold (Au).

Fourteen grab samples were collected from two vein-hosted mineralized zones, targeted by the stripping and sampling program. The samples represented the character of the vein sampled, but did not define its width. Eight bedrock samples were taken from an area near an old shaft (over 10 metres deep). Numerous old trenches are located in this area, however most of them were flooded - due to a local swamp. The results are as follows:

Sample #	Au(g/t)	Ag(g/t)	Co %	Ni (%)	Cu %	As(%)	*Type*
211969	0.37	74.0	1.55	0.05	0.49	1.55	wallrock chips
211970	trace	2.0	trace	trace	0.02	0.14	wallrock chips
211971	0.19	6.0	0.83	6.07	0.01	14.5	vein chips
211972	0.09	8.0	0.27	0.18	0.05	0.67	vein chips
211973	4.13	14.0	3.22	12.9	0.05	35.1	vein chips
211974	0.04	7.0	3.69	21.6	0.01	55.8	vein grab
211975	0.13	4.0	1.42	5.73	trace	8.1	vein grab
211976	trace	8.0	4.03	28.9	trace	59.6	vein grab

The samples were taken from narrow calcite-quartz veins (10 to 50 cm wide), and vein breccia that is up to several meters wide in this sampled area. Narrow, high-grade veins are typical of Cobalt Type mineralization, as is the complex Ag-Co-Ni-Cu-As mineralogy. The geological setting in the Santa Maria area, is also typical of many of the 77 past-producing silver mines in the Cobalt region. Of particular importance, is the zones' proximity to a

relatively flat lying Nipissing-aged diabase sill - a feature shared by virtually all of the area's past producers.

Six of the fourteen samples collected, were from another two meter-wide sulphide zone in bedrock - adjacent to an old (but shallower) shaft, in the immediate area of the reported discovery location of the "silver nugget". Four of these samples contained only background values in silver and associated mineralization, and two samples contained the following:

Sample #	Au(g/t)	Ag(g/t)	Co(%)	Ni (%)	Cu(%)	As(%)	*Type*
211964	0.08	2.0	0.11	0.02	0.46	0.34	grab
211968	0.05	<1	0.01	trace	1.05	trace	grab

Cabo management is encouraged by the discovery of this new Cobalt Type silver zone. A drilling program is scheduled to commence later this month, to test this prospect - and at least two other known silver occurrences in similar geological settings.

All samples were hand delivered to Accurassay Laboratory in Thunder Bay, Ontario where they were initially analyzed for gold by fire assay, and silver by AA (atomic absorption) techniques - as well as a 30 element ICP scan (inductively coupled plasma). Any sample results from the ICP scan that exceeded the upper detection limits, were submitted by the laboratory for a full assay by standard assay techniques - appropriate for the particular element (Cu, Co, Ni, Pb, As). The qualified person responsible for the data in this release, is Seymour M. Sears, P.Geo.

The Company also announces the resignation of director J. D. (Dave) Meer. Mr. Meer has stepped down, due to his need to focus 100% of his attention on Westport Purification. The Company extends its thanks and best wishes to Mr. Meer in his work, and hopes to one day consider Westport's technology for Cabo's mining endeavours.

Cabo also announces, that it has completed a reconstruction and update of its web site, and extends an invitation to view the new site at www.cabo.ca.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

1293-267
No. # 82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Enterprises Corp.
(Formerly "Cabo Mining Corp.")
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: January 26, 2004

3. **Press Release**

A news release dated January 26, 2004, delivered to Stockwatch and Market News.

4. **Summary of Material Change**

Closing of the following transactions: i) a non-brokered private placement totaling $250,000 for 1,250,000 post-consolidated units; ii) Shares for Debt Agreements totaling $340,000; iii) Bonus Shares issued for a loan in the amount of $41,750; and iv) the acquisition of 100% interest in the Electrum Lake Property. Also the announcement of appointments of Brigitte M. McArthur as Corporate Secretary of the Company and the appointment of Seymour Sears as Vice President, Exploration.

5. **Full Description of Material Change**:

See attached Schedule "A" news release dated January 26, 2004.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 26th day of January, 2004.

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

Schedule "A"

CABO MINING ENTERPRISES CORP.

FOR RELEASE: January 26, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: cabo@cabo.ca
Web site: www.cabo.ca

CLOSING OF PRIVATE PLACEMENT, SHARES FOR DEBT SETTLEMENTS, GOLD PROPERTY ACQUISITION BONUS LOAN AND APPOINTMENTS OF OFFICERS

Further to Cabo Mining Enterprises Corp.'s (formerly "Cabo Mining Corp.") (the "Company") News Release dated November 3, 2003, as part of the its reorganization, the Company is pleased to announce that the following transactions have closed and the securities have been distributed upon receipt of TSX Venture Exchange acceptance thereof: i) a non-brokered private placement totaling $250,000 for 1,250,000 post-consolidated units; ii) Shares for Debt Agreements totaling $340,000; iii) Bonus Shares issued for a loan in the amount of $41,750; and iv) the acquisition of 100% interest in the Electrum Lake Property.

The Company is also pleased to announce the appointment of Brigitte M. McArthur as Corporate Secretary of the Company and the appointment of Seymour Sears as Vice President, Exploration.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President and CEO

* * * *

#1293-2(b)
NO # 82-1401

CABO MINING ENTERPRISES CORP.

FOR RELEASE: January 26, 2004

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

CLOSING OF PRIVATE PLACEMENT, SHARES FOR DEBT SETTLEMENTS, GOLD PROPERTY ACQUISITION BONUS LOAN AND APPOINTMENTS OF OFFICERS

Further to Cabo Mining Enterprises Corp.'s (formerly "Cabo Mining Corp.") (the "Company") News Release dated November 3, 2003, as part of the its reorganization, the Company is pleased to announce that the following transactions have closed and the securities have been distributed upon receipt of TSX Venture Exchange acceptance thereof: i) a non-brokered private placement totaling $250,000 for 1,250,000 post-consolidated units; ii) Shares for Debt Agreements totaling $340,000; iii) Bonus Shares issued for a loan in the amount of $41,750; and iv) the acquisition of 100% interest in the Electrum Lake Property.

The Company is also pleased to announce the appointment of Brigitte M. McArthur as Corporate Secretary of the Company and the appointment of Seymour Sears as Vice President, Exploration.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President and CEO

* * * *

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Enterprises Corp.
(formerly "Cabo Mining Corp.")
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: January 5, 2004

3. **Press Release**
A news release dated January 5, 2004, delivered to Market News and Canada Stockwatch.

4. **Summary of Material Change**
The Issuer announces, that;
1) the Issuer has signed a letter of intent to purchase, subject to regulatory acceptance, 100% of the issued and outstanding shares of Petro Drilling (Maritimes) Ltd. ("Petro"), a well known and recognized drilling services company located in Halifax, Nova Scotia with operations in Newfoundland, for $500,000 in cash and a further $550,000 by the issuance of 1,100,000 post-consolidated common shares of the Company with the transaction to close by June 30,2004. Upon closing Mr. Frank Nolan, President of Petro, will be invited to join the Issuer's Board;
2) the Issuer's agreement with Heath & Sherwood Drilling (1986) Inc. ("H&S"), of Kirkland Lake, Ontario made effective August 1, 2002, has been amended to extend the closing date to June 30, 2004, in order to maintain that agreement in good standing. Upon closing Mr. Terry Aimone, President of H&S, will be invited to join the Issuer's Board;
3) the Issuer has consolidated its issued and outstanding capital stock on a five-old-for-one-new basis to leave the Company with 9,189,515 shares issued and outstanding at January 5, 2004;
4) effective at the opening, January 5, 2004, the common shares of the Issuer commenced trading on the facility of the TSX Venture Exchange under the trading symbol "CBE" and the common shares of Cabo Mining Corp. are delisted.
5) subject to the issuance of the common shares, the Issuer has completed and the Exchange has accepted for filing, documentation with respect to a non-brokered private placement of 1,250,000 post-consolidated units at $0.20 per post-consolidated unit, with five placees including a company controlled by John A. Versfelt, President and CEO of the Issuer. Each unit comprised of one (1)

common share and one (1) non-transferable share purchase warrant exercisable for a period of two (2) years entitles the holder to purchase one (1) share of the Issuer at a price of $0.40 per share; and,

6) subject to the issuance of the common shares, the Company has completed and the Exchange has accepted, documentation for filing with respect to the issuance of 1.7 million post-consolidated common shares to settle $340,000 of outstanding debt at a deemed value of $0.20 per post-consolidated share (including $294,000 of debt owing to companies controlled by directors of the Issuer);

5. Full Description of Material Change: See attached news release dated January 5, 2004.

6. Reliance on Section 85(2) of the Act: N/A

7. Omitted Information: Nil

8. Senior Officer Contact

John A. Versfelt, President & Chief Executive Officer

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 5th day of January, 2004.

signed by "John A. Versfelt"

John A. Versfelt
President & CEO

#1293-2(b)
NO#82-1401

CABO MINING ENTERPRISES CORP.
(FORMERLY "CABO MINING CORP.")

FOR RELEASE: January 5, 2004

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO MINING ENTERPRISES CORP. TO ACQUIRE SECOND DRILLING COMPANY FOLLOWING COMPLETION OF CONSOLIDATION, NEW NAME, FINANCING AND DEBT SETTLEMENT

Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announces that further to the decision of its Board of Directors in August 2002 to expand its operations in the mining sector by acquiring drilling services companies, thereby building strength through diversity, the Company has entered into an agreement (the "Agreement"), made effective January 2, 2004, to acquire, subject to TSX Venture Exchange approval, 100% of the issued and outstanding shares of Petro Drilling (Maritimes) Ltd. ("Petro"), a well known and recognized drilling services company located in Halifax, Nova Scotia with operations in Newfoundland. Focusing on Canada, this acquisition continues the Company's plan to acquire mature drilling services companies in each of Canada's major mining regions, where each drilling company would have excellent local knowledge and relationships with the region's significant mining and mineral exploration clients.

Under the terms of the Agreement, Cabo is to pay $500,000 in cash and a further $550,000 by the issuance of 1,100,000 post-consolidated common shares of the Company (the "Shares") to be issued at a post-consolidated deemed price of $0.50 per share. The Shares are to be issued when the transaction closes, following receipt of Exchange acceptance of the Agreement. The Shares will be subject to trading restrictions, whereby an initial 25% of the issued Shares will be released from such restrictions four months after the date of distribution, followed by 25% each 4 month period thereafter. Closing of the transaction is to take place on or before June 30, 2004.

The closing of the transaction is also subject to Cabo arranging not less than $2 million in financing to fund the cash payment and provide for capital expenditures and working capital for Petro operations.

Petro primarily offers diamond core drilling services for mineral exploration and mine development. However, additional services include slimhole core drilling for oil and gas exploration and geoenvironmental drilling for engineering projects and environmental assessments. The fleet of 20 drill rigs varies from light weight fly-type rigs to deep capacity types for up to 2000 metres depth. All drills are capable of being configured for

heli-lifting to difficult or remote sites. Petro drilling played a major role in the Voisey's Bay development, producing over 200,000 metres of core.

In addition to working in Canada, Petro has carried out projects in Panama, Gabon, Guinea, Ireland and the Middle East. In the Arctic, a number of projects were undertaken in Greenland and Baffin Island in the mid 1990's. Past clients include BHP Billiton Ltd., Falconbridge Ltd., Inco Limited, Iron Ore Company, Noranda Inc., Rio Algom and Teck Cominco Ltd., as well as several well known U.S. mining companies and many junior mining and exploration companies.

At the year ended December 31, 2002, Petro had total assets of $2,266,705; total liabilities of $1,110,828; excluding shareholder loans, working capital of $809,117; gross revenue of $2,102,482; and a net loss of $150,189. The December 31, 2002 data is based upon consolidated financial statements prepared by Petro management.

Cabo also announces that its agreement with Heath & Sherwood Drilling (1986) Inc. ("H&S"), of Kirkland Lake, Ontario made effective August 1, 2002, has been amended primarily to extend the closing date to on or before June 30, 2004, in order to maintain the agreement (the "H&S Agreement") in good standing. Under this transaction Cabo has agreed to acquire all of the issued and outstanding shares of H&S for 2,120,000 post-consolidated shares of the Company, to be issued at a post-consolidated deemed price of $0.50 per share. These shares are to be issued when the transaction closes, following receipt of Exchange acceptance of the H&S Agreement, and will be subject to trading restrictions, whereby an initial 25% of the issued shares will be released from such restrictions four months after the date of distribution, followed by 25% each 4 month period thereafter.

The closing of the transaction is also subject to Cabo arranging not less than $2 million in financing to provide for capital expenditures and working capital for H&S operations.

H&S operates from a central location in Kirkland Lake, Ontario, where it has a full service maintenance shop, warehouse and administrative office administering and supporting its regional and global activities. Currently active in the gold producing camps of Timmins, Kirkland Lake and Marathon, and in the Sudbury Basin nickel belt, H&S has significant drilling history in other regions of Canada, including the Arctic and the Labrador Iron Range. Internationally, H&S has completed projects in Central and South America, the Caribbean and certain Africa countries. Its services include:

- Surface diamond drilling (long stroke and conventional);
- Rotary reverse circulation drilling;
- Geotechnical drilling and sampling; and,
- Underground diamond drilling for exploration and mine development.

H&S maintains a full range of drilling services for both surface and underground drilling in the mineral exploration and mining industry. Based on current contracts, gross revenue of H&S for the current fiscal year is expected to be comparable to that of the past

year. Management believes that with the resurgence of exploration activity in Canada, particularly for gold, silver, base metals, nickel and platinum/palladium and diamonds, demand for drilling services should continue to improve.

At the year ended May 31, 2003, H&S had total assets of $3,145,972; total liabilities of $2,519,135; working capital of $935,307; gross revenue of $9,129,073; and a net loss of $263,379. The May 31, 2003 data is based upon consolidated financial statements prepared by H&S management.

Past and present clients of H&S include Barrick Gold Corp., BHP Billiton Ltd., Falconbridge Ltd., Inco Limited, Kirkland Lake Gold Inc., Placer Dome Inc. and Williams Operating Company, as well as many junior mining and mineral exploration companies.

Mr. Frank Nolan, the President and CEO of Petro, and Mr. Terry Aimone, the Chief Executive Officer and Managing Director of H&S will be appointed to the Company's Board of Directors upon closing of the above agreements. Cabo has also agreed that key employees of Petro and H&S are to be retained under contract by Petro and H&S respectively.

Completion of the Petro and H&S transactions is subject to a number of conditions, including but not limited to Exchange acceptance, disinterested shareholder approval, which is to be obtained by way of a written consent resolution, and the financings referred to above. There can be no assurance that the transactions will be completed as proposed or at all. Investors are cautioned that, except as disclosed in a Filing Statement to be prepared in connection with the transaction, information released or received with respect to this transaction may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative. The Exchange has in no way passed upon the merits of the proposed transactions and has neither approved nor disapproved the content of this news release.

Name Change and Consolidation

Further to the announcement made December 30, 2003, pursuant to a special resolution passed by Cabo shareholders December 19, 2003, the Company has consolidated its issued and outstanding capital stock on a five-old-for-one-new basis to leave the Company with 9,189,515 shares issued and outstanding at January 5, 2004.

Effective at the opening, January 5, 2004, the common shares of **Cabo Mining Enterprises Corp.** commenced trading on the facility of the Exchange under the trading symbol **"CBE"** and the common shares of Cabo Mining Corp. are delisted.

Private Placement and Shares For Debt

Further to the Company's announcement November 3, 2003, subject to the issuance of the common shares, the Company has completed and the Exchange has accepted documentation for filing with respect to a non-brokered private placement of 1,250,000

units comprised of one post-consolidated common share of the Company and one non-transferable two year share purchase warrant at a price $0.20 per post-consolidated unit to five placees including a company controlled by John A. Versfelt, Cabo's President and CEO. The warrant entitles the holder to purchase one share of the Company at $0.40 per post-consolidated share for a period of two years from the date of distribution.

Further to the same November 3, 2003 news release, the Company advises that subject to the issuance of the common shares, the Company has completed and the Exchange has accepted documentation for filing with respect to the issuance of 1.7 million post - consolidated common shares to settle $340,000 of outstanding debt at a deemed value of $0.20 per post-consolidated share. Of this amount $294,000 of such debt is owed to companies controlled by two directors of the Company.

ON BEHALF OF THE BOARD,

signed "John A. Versfelt"

John A. Versfelt
President & CEO

* * * *

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein. This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(b)
NO# 82-1401

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**September 30, 2003**
DATE OF REPORT	November 28, 2003

CERTIFICATE

Schedule A (Financial Statements) required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	**John A. Versfelt**	**2003/11/28**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

"Seymour Sears"	**Seymour Sears**	**2003/11/28**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

(Unaudited – Prepared by Management)

CABO MINING CORP.

CONSOLIDATED BALANCE SHEETS

	SEPT 30 2003	JUNE 30 2003
ASSETS		
Current		
Cash	$ **2,336**	$ 2,352
Goods and services tax recoverable	**3,420**	5,322
Prepaid expenses	**19,971**	50,881
	25,727	58,555
Mineral Properties (Note 3)	**1,820,501**	1,801,501
Deferred Exploration Expenditures	**689,194**	673,203
Exploration Advances	**5,092**	5,092
Capital Assets (Note 4)	**26,779**	28,206
	$ **2,567,293**	$ 2,566,557
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ **60,613**	$ 60,280
Due to directors and related parties (Note 6)	**262,718**	204,715
	323,331	264,995
Share Subscriptions	**-**	-
	323,331	264,995
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 5)	**12,610,361**	12,608,861
Contributed Surplus (Note 5)	**551,838**	551,838
Deficit	**(10,918,237)**	(10,859,137)
	2,273,962	2,301,562
	$ **2,567,293**	$ 2,566,557

Approved by the Board:

"John A. Versfelt" "Seymour Sears"

John A. Versfelt Seymour Sears

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE QUARTERS ENDED

	SEPTEMBER 30 2003	2002
Expenses		
Administration	**$ 6,187**	$ 21,050
Amortization	**1,427**	2,889
Bank charges, interest and exchange	**45**	194
Communications	**1,266**	5,953
Consulting fees	**-**	11,250
Media publishing and marketing services	**-**	5,980
Printing and sundry	**742**	544
Professional fees	**9,821**	15,229
Regulatory	**2,614**	16,780
Rent	**3,000**	3,000
Secretarial services	**887**	8,862
Transfer agent and filing fees	**816**	7,987
Travel	**2,295**	4,964
Loss Before The Following	**29,100**	104,682
Loss on termination of contract	**30,000**	13,728
Loss For The Period	**59,100**	118,410
Deficit, Beginning Of Year	**10,859,137**	10,435,962
Deficit, End Of Year	**$ 10,918,237**	$ 10,554,372
Basic Loss Per Share	**$ 0.01**	$ 0.01

CABO MINING CORP.

SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

FOR THE PERIODS

	FIRST QUARTER SEPT 30, 2003	YEAR ENDED JUNE 30, 2003
Exploration Expenditures		
Accommodation and food	$ -	$ 700
Annual rental fees	275	3,514
Assays and sample preparation	-	15,552
Contract fees		
- Project management and geologists	7,858	31,800
- Reports and maps	7,858	21,047
Rental and Storage	-	1,725
Drilling	-	76,585
Travel	-	1,160
Equipment Expense	-	892
	15,991	152,975
Deferred Exploration, Beginning of Year	673,203	520,228
Deferred Exploration, End of Period	$ 689,194	$673,203
Allocation of Deferred Exploration		
Cobalt Property, Ontario	$ 689,194	$673,203

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED

	SEPTEMBER 30 2003	2002
Cash Flows From Operating Activities		
Loss for the year	$ **(59,100)**	$ (118,410)
Items not involving cash flows:		
Amortization	**1,427**	2,889
	(57,673)	(115,521)
Changes in non-cash working capital items:		
GST recoverable	**1,902**	7,390
Prepaid expenses	**30,910**	5,627
Accounts payable and accrued liabilities	**333**	13,424
Due to directors and related parties	**58,003**	(705)
	91,148	25,736
Cash Flows From Investing Activities		
Mineral properties	**(17,500)**	(23,606)
Exploration expenditures	**(15,991)**	(28,310)
Acquisition – Equipment	**-**	(35,100)
Exploration advances	**-**	17,479
	(33,491)	(69,537)
Cash Flows From Financing Activities		
Shares issued for cash	**-**	170,000
Loans payable	**-**	-
Subscriptions received	**-**	(14,000)
	-	156,000
Increase (Decrease) In Cash	**(16)**	(3,322)
Cash, Beginning Of Year	**2,352**	3,739
Cash, End Of Quarter	$ **2,336**	$ 417

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED

SEPTEMBER 30, 2003

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at September 30, 2003, the Company has a working capital deficiency of $297,604 and has incurred losses totalling $10,918,237.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland and Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Office equipment	20%
Computer equipment	30%
Field equipment	20%

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

h) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of loss and deficit

i) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

j) Stock Based Compensation

The Company adopted the new CICA Accounting Standard relating to stock based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees and other than employees, or alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to recognize the compensation expense, the effect of which is reflected in this financial statement.

The new standard has been adopted effective for stock options and other stock based compensation payments made after January 1, 2002.

k) Loss Per Share

Basic loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated under the treasury stock method. As results of calculating fully diluted loss per share are anti-dilutive, fully diluted loss per share is not presented.

3. MINERAL PROPERTIES

Cobalt Properties, Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,310,948 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures.

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling to $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.

On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares of the Company (75,000 issued).

On May 17, 1999, the Company entered into agreements to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 shares of the Company (issued).

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in 16 mineral claims contiguous to the Cobalt property by issuing up to 435,000 common shares over a period of 42 months from the date of regulatory acceptance of the transaction.

The Company has also staked a number of additional claims in the Cobalt Property area.

	SEPT 30 2003	JUNE 30 2003
Consideration paid to date	**$ 1,820,501**	$ 1,801,501

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED

SEPTEMBER 30, 2003

4. CAPITAL ASSETS

	SEPTEMBER 2003			JUNE 30 2003
	Cost	Accumulated Amortization	**Net Book Value**	Net Book Value
Office equipment	$ 1,076	$ 839	**$ 237**	$ 250
Computer equipment	3,913	3,303	**610**	659
Field equipment	43,413	17,481	**25,932**	27,297
	$ 48,402	$ 21,623	**$ 26,779**	$ 28,206

5. SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	September 30, 2003		Year Ended June 30, 2003	
	SHARES	**AMOUNT**	SHARES	AMOUNT
Balance, beginning of year	**45,535,179**	**$ 12,608,861**	39,784,676	$ 12,143,386
Shares cancelled	**-**	**-**	(266,667)	(40,000)
	45,535,179	**12,608,861**	39,518,009	12,103,386
Issued during the year:				
For cash (net of income tax benefit renounced with respect to flow-through shares)	**-**	**-**	5,404,000	411,520
For property	**50,000**	**1,500**	390,713	51,807
For finders fees	**-**	**-**	22,457	3,368
Exercise of Warrants	**-**	**-**	200,000	20,000
Share issue costs	**-**	**-**	-	(10,100)
Draw down of future income tax	**-**	**-**	-	-
liabilities resulting from exploration expenditures renounced to investors	**-**	**-**	-	28,880
Total issued during the period	**50,000**	**1,500**	6,017,170	505,475
Balance, end of year	**45,585,179**	**$ 12,610,361**	45,535,179	$ 12,608,861

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED

SEPTEMBER 30, 2003

5. Share Capital (Continued)

c) As at September 30, 2003, the following stock options were outstanding:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
RANGE OF EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.15	3,970,000	4 years	$ 0.15	3,970,000	$ 0.15

A summary of the changes in stock options for the quarter September 30, 2003 and year ended June 30, 2003 and 2002 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2001	695,250	$ 0.92
Granted	3,970,000	0.15
Expired or cancelled	(695,250)	0.92
Balance, June 30, 2002 and 2003	3,970,000	0.15
Granted	-	-
Expired or cancelled	-	-
Balance, September 30, 2003	3,970,000	$ 0.15

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0%
Risk-free interest rate	5.25%
Expected life	4 years
Expected volatility	174.25%

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED

SEPTEMBER 30, 2003

5. SHARE CAPITAL (Continued)

The fair value of each option granted was $0.14. Compensation expense of $551,838 has been charged to operations and credited to contributed surplus.

d) As at September 30, 2003, share purchase warrants were outstanding to purchase 7,904,001 common shares; 1,600,001 at $0.18 per share up to November 30, 2003; 900,000 at $0.12 per share up to March 22, 2004; 1,500,000 at $0.12 per share up to August 7, 2004; 1,904,000 at $0.10 per share up to February 12, 2004 and $0.12 per share up to February 12, 2005; and 2,000,00 at $0.10 per share up to June 14, 2004.

6. RELATED PARTY TRANSACTIONS

During the quarter, the Company incurred the following transactions with related parties:

	QUARTER TO SEPT 30	
	2003	2002
a) Deferred exploration expenditures paid to a company controlled by a director.	**$ 15,715**	$ 4,000
b) Fees for management, para-legal, office administration and rent, travel, accounting, secretarial and communications paid to a company controlled by a director.	**$ 25,934**	$ 56,099
c) 1,500,000 units consisting of one common share and one warrant to be exercised over period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004. In addition, 200,000 warrants were exercised for a cash consideration of $20,000 by a company controlled by a director	**$ -**	$ 170,000

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED

SEPTEMBER 30, 2003

7. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS**
Significant non-cash transactions for the quarter ended September 30, 2003 included:

The Company issued 50,000 common shares with a value of $1,500 for property payments.

8. **SUBSEQUENT EVENTS**

a) On November 3, 2003, Cabo announced the acquisition of a one hundred percent (100%) interest in the Electrum Lake, Ontario property pursuant to an option agreement. Under the terms of the option agreement the Company shall make cash payments of $30,000, and share payments totaling 100,000 post-consolidated common shares of the Company on or before October 28, 2005. The Company shall also incur a total of $200,000 exploration expenditures on the property to October 28, 2006. The property is subject to a net smelter royalty of 2%, of which 50% can be acquired for $500,000.

b) A non-brokered private placement was also announced November 3, 2003 for $250,000 from issue of 1,250,000 post-consolidated units at $0.20 per unit, subject to TSX Venture Exchange (Exchange) acceptance. Each unit is comprised of one-post consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share.

c) Shares for debt settlements totaling $340,000 were also announced. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share.

d) The Board of Directors of the Company approved and is recommending Member approval of a consolidation of the Company's common shares on up to 5 old shares for one new share basis at the Company's annual general and special meeting scheduled for December 19, 2003.

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**September 30, 2003**
DATE OF REPORT	November 28, 2003

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	**John A. Versfelt**	**2003/11/28**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

"Seymour Sears"	**Seymour Sears**	**2003/11/28**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.
SCHEDULE B: SUPPLEMENTARY INFORMATION SEPTEMBER 30, 2003

1. Analysis of expenses and deferred costs:

Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral property costs of $1,820,501 and the deferred exploration expense of $689,194 are all for the Cobalt, Ontario properties.

2. *Related party transactions:*

The Company was invoiced $ 25,934 during the quarter to September 30, 2003 for project management, office administration and rent, paralegal, secretarial, accounting and other services provided by a company controlled by a director.

Deferred exploration expenditures of $15,715 were invoiced during the quarter to September 30, 2003 by a company controlled by a director.

3. Summary of securities issued and options granted during the year to date:

a) Securities issued:

Date	Type	Issue	Numbers	Price	Proceeds	Consideration
July 16/03	Common	Property payment	50,000	$0.03	1,500	Property
Total			**50,000**		**$ 1,500**	

b) Options granted: During the period ended September 30, 2003 no options were exercised, expired or cancelled.

4. **Summary of securities as at the end of the reporting period:**

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 45,585,179 common shares with no par value.

b) Outstanding options, warrants and convertible debentures:

Options: 3,970,000 options at $0.15 per share until June 19, 2007.

Warrants: 1,600,001 at $0.18 per share up to November 30, 2003 .

900,000 at $0.12 per share to March 22, 2004.

1,500,000 at $0.12 per share to August 7, 2004.

1,904,000 at $0.10 per share to February 12, 2004 and at $0.12 per share to February 12, 2005.

2,000,000 at $0.10 per share to June 14, 2004.

(c) Shares in escrow: Nil.

5. **Names of directors and officers as at September 30, 2003:**

Directors:
John A. Versfelt
Julio C. Benedetti
Seymour M. Sears
J. Terry Aimone
J. David Meer

Officers:
John A. Versfelt, President and CEO
D. Alexander Caldwell, Secretary

CABO MINING CORP.
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
SEPTEMBER 30, 2003

Description of Business

Cabo Mining Corp. ("Cabo" or the "Company") is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring mineral properties near Cobalt and Kenora, Ontario.

Cabo is also negotiating to finance the acquisition of Heath and Sherwood, a significant drilling company in Northern Ontario, whose services Cabo used in Cuba and at Cobalt, Ontario. The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. The Company is currently engaged in negotiations to acquire a second drilling company in Eastern Canada, and with interested parties to finance these acquisitions and their related operations.

Furthermore, on November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years.

The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange under the symbol CEV. At a special meeting scheduled for December 19, 2003, the Members will be requested to approve a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,591,661 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures. Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter

royalty, reducible to 1% by making payments totaling $3,500,000.

In May and June 1999 Cabo entered into three agreements to purchase mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 shares (335,000 issued to November 12, 2003). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver and base metal minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December 2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16 and 18 have been analyzed for diamonds, with only CC14 producing significant results.

The core from holes CC-15 and CC-16 was split and shipped to Saskatchewan Research Council for analysis. None of the samples from these holes were found to contain any microdiamonds.

Kennecott Canada Exploration Inc. agreed to carry out microdiamond analysis of drill hole CC-18 in return for the first right to earn an option interest in the property if results were encouraging. However, only one sample was found to contain a microdiamond and Kennecott Canada Exploration Inc. did not exercise its right.

To September 30, 2003, cumulative exploration expenses on the Cobalt, Ontario Property were $689,194 and cumulative property costs were $1,820,501. Exploration expenditures on the Cobalt, Ontario Property were $15,991 for the quarter ended September 30, 2003.

Future Developments

At November 3, 2003, the Company announced a $250,000 non-brokered private placement. Approximately $100,000 of this financing will be expended on the Cobalt Ontario property to analyze drill holes CC22 and 23, carry out a stripping and trenching program over a silver target and to drill several additional silver targets. Contingent on the results and the receipt of further finances, Cabo expects to focus on the silver and diamond potential of the Cobalt, Ontario Properties.

The Company also plans to complete a first phase exploration program of approximately $35,000 on the Electrum Lake gold/copper/silver/molybdenite property, near Kenora, Ontario.

Acquisition of Drilling Company

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the negotiations concerning the planned acquisition of a second drilling services company in Eastern Canada. Independent third party due diligence appraisal and evaluation of the drilling services companies was completed in March, 2003 and the business plan was finalized in May, 2003.

The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. The Company is currently engaged in negotiations with interested parties, to finance the two acquisitions and their related operations.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the current period to September 30, 2003, ARMC billed $25,934 ($56,099 in 2002) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the current period to September 30, 2003, Sears billed $15,715 for these services and for claim staking ($4,000 in 2002).

General and Administrative

During the quarter ended September 30, 2003, general and administration expenditures totaled $29,100 compared to the same quarter of the previous year of $104,682. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The decrease in general and administrative expenditures is attributed to reduced work load in business and regulatory activities while management were working on new financings and the mineral property acquisition. Tabulated below are major components of the changes in expenditure levels for the quarter, compared to the quarter ended September 30, 2002.

	Current Period	Previous Period
	September 30, 2003	September 30, 2002
Administration expenses	$ 6,187	$ 21,050
Medea Publishing & Advertising	-	5,980
Professional fees	9,821	15,229
Transfer agent & filing fees	816	7,987
Regulatory costs	2,614	16,780

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. This contract is terminated and the balance of the prepayment of $30,000 is written off in the quarter to September 30, 2003.

Subsequent Events

On November 3, 2003, Cabo announced the acquisition of a one hundred percent (100%) interest in the Electrum Lake, Ontario property pursuant to an option agreement. Under the terms of the option agreement the Company shall make cash payments of $30,000, and share payments totaling 100,000 post-consolidated common shares of the Company on or before October 28, 2005. The Company shall also incur a total of $200,000 exploration expenditures on the property to October 28, 2006. The property is subject to a net smelter royalty of 2%, of which 50% can be acquired for $500,000.

A non-brokered private placement was also announced November 3, 2003 for $250,000 from issue of 1,250,000 post-consolidated units at $0.20 per unit, subject to TSX Venture Exchange (Exchange) acceptance. Each unit is comprised of one-post consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share.

Shares for debt settlements totaling $340,000 were also announced. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share.

The Board of Directors of the Company approved and is recommending Member approval of a consolidation of the Company's common shares on up to 5 old shares for one new share basis at the Company's annual general and special meeting scheduled for December 19, 2003.

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer:** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** November 28, 2003

3. **Press Release**
A news release dated November 28, 2003, delivered to Market News.

4. **Summary of Material Change**

The Issuer announces the issue of the Quarterly Report for the three months to September 30, 2003.

5. **Full Description of Material Change**: See attached news release dated November 28, 2003.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 28th day of November, 2003.

Signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO MINING CORP.
502-595 Howe Street
Vancouver, B.C. V6C 2T5

FOR IMMEDIATE RELEASE: **November 28, 2003**

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: - cabo@cabo.ca

1st Quarter Report

Cabo Mining Corp. (the "Company") announces the release of its 1st Quarter Report for the quarter to September 30, 2003. (BC Form 51-901F). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report. Concurrently with this news release, the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to Members whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available immediately on the SEDAR website, or will be mailed upon request. The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange under the symbol CEV. At the annual general and special meeting scheduled for December 19, 2003, the Members will be requested to approve a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

Description of Business

Cabo Mining Corp. ("Cabo" or the "Company") is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring mineral properties near Cobalt and Kenora, Ontario.

Cabo is also negotiating to finance the acquisition of Heath and Sherwood, a significant drilling company in Nothern Ontario, whose services Cabo used in Cuba and at Cobalt, Ontario. The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. The Company is currently engaged in negotiations to acquire a second drilling company in Eastern Canada and with interested parties to finance these acquisitions and their related operations.

Furthermore, on November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,591,661 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures. Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totaling $3,500,000.

In May and June 1999 Cabo entered into three agreements to purchase mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 shares (335,000 issued to November 12, 2003). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver and base metal minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December 2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16 and 18 have been analyzed for diamonds, with only CC14 producing significant results.

The core from holes CC-15 and CC-16 was split and shipped to Saskatchewan Research Council for analysis. None of the samples from these holes were found to contain any microdiamonds.

Kennecott Canada Exploration Inc. agreed to carry out microdiamond analysis of drill hole CC-18 in return for the first right to earn an option interest in the property if results were encouraging. However, only one sample was found to contain a microdiamond and Kennecott Canada Exploration Inc. did not exercise its right.

To September 30, 2003, cumulative exploration expenses on the Cobalt, Ontario Property were $689,194 and cumulative property costs were $1,820,501. Exploration expenditures on the Cobalt, Ontario Property were $15,991 for the quarter ended September 30, 2003.

Future Developments

At November 3, 2003, the Company announced a $250,000 non-brokered private placement. Approximately $100,000 of this financing will be expended on the Cobalt, Ontario Property. The Company is presently completing a stripping and trenching program over a cobalt type Ag/Co vein deposit where two old shallow shafts and many pits exist in the area. This target plus three other cobalt type Ag/Co vein deposits within the Property will be drilled shortly. Management is presently negotiating drill contracts. Furthermore the Company is splitting the core from drill holes C22 and 23 for microdiamond processing in December, 2003. Contingent on the results and the receipt of further finances, Cabo expects to focus on the silver and diamond potential of the Cobalt, Ontario Properties.

The Company also plans to complete a first phase exploration program of approximately $35,000 on the Electrum Lake gold/copper/silver/molybdenite property, near Kenora, Ontario. This program will include reconnaissance scale ground geophysical surveys (magnetometer and induced polarization) to be followed by a drill program.

Acquisition of Drilling Company

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the negotiations concerning the planned acquisition of a second drilling services company in Eastern Canada. Independent third party due diligence appraisal and evaluation of the drilling services companies was completed in March, 2003 and the business plan was finalized in May, 2003.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the current period to September 30, 2003, ARMC billed $25,934 ($56,099 in 2002) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the current period to September 30, 2003, Sears billed $15,715 for these services and for claim staking ($4,000 in 2002).

General and Administrative

During the quarter ended September 30, 2003, general and administration expenditures totaled $29,100 compared to the same quarter of the previous year of $104,682. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The decrease in general and administrative expenditures is attributed to reduced work load in business and regulatory activities while management were working on new financings and the mineral property acquisition. Tabulated below are major components of the changes in expenditure levels for the quarter, compared to the quarter ended September 30, 2002.

	Current Period	Previous Period
	September 30, 2003	September 30, 2002
Administration expenses	$ 6,187	$ 21,050
Medea Publishing & Advertising	-	5,980
Professional fees	9,821	15,229
Transfer agent & filing fees	816	7,987
Regulatory costs	2,614	16,780

Subsequent Events

On November 3, 2003, Cabo announced the acquisition of a one hundred percent (100%) interest in the Electrum Lake, Ontario property pursuant to an option agreement. Under the terms of the option agreement the Company shall make cash payments of $30,000, and share payments totaling 100,000 post-consolidated common shares of the Company on or before October 28, 2005. The Company shall also incur a total of $200,000 exploration expenditures on the property to October 28, 2006. The property is subject to a net smelter royalty of 2%, of which 50% can be acquired for $500,000.

A non-brokered private placement was also announced November 3, 2003 for $250,000 from issue of 1,250,000 post-consolidated units at $0.20 per unit, subject to TSX Venture Exchange (Exchange) acceptance. Each unit is comprised of one-post consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share.

Shares for debt settlements totaling $340,000 were also announced. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share.

The Board of Directors of the Company approved and is recommending Member approval of a consolidation of the Company's common shares on up to 5 old shares for one new share basis at the Company's annual general and special meeting scheduled for December 19, 2003.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt,
President and CEO

* * * * *

#1293-2(b)
No.# 82-1401

CABO MINING CORP.
502-595 Howe Street
Vancouver, B.C. V6C 2T5

FOR IMMEDIATE RELEASE: **November 28, 2003**

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt e-mail: - cabo@cabo.ca

1st Quarter Report

Cabo Mining Corp. (the "Company") announces the release of its 1st Quarter Report for the quarter to September 30, 2003. (BC Form 51-901F). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report. Concurrently with this news release, the Company is filing the Quarterly Report with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to Members whose names appear on the Company's Supplemental List. A copy of the Quarterly Report is available immediately on the SEDAR website, or will be mailed upon request. The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange under the symbol CEV. At the annual general and special meeting scheduled for December 19, 2003, the Members will be requested to approve a consolidation of the Company's common shares on a five old for one new share basis and a name change to Cabo Mining Enterprises Corp.

Description of Business

Cabo Mining Corp. ("Cabo" or the "Company") is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring mineral properties near Cobalt and Kenora, Ontario.

Cabo is also negotiating to finance the acquisition of Heath and Sherwood, a significant drilling company in Nothern Ontario, whose services Cabo used in Cuba and at Cobalt, Ontario. The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. The Company is currently engaged in negotiations to acquire a second drilling company in Eastern Canada and with interested parties to finance these acquisitions and their related operations.

Furthermore, on November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,591,661 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures. Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totaling $3,500,000.

In May and June 1999 Cabo entered into three agreements to purchase mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 shares (335,000 issued to November 12, 2003). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver and base metal minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December 2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16 and 18 have been analyzed for diamonds, with only CC14 producing significant results.

The core from holes CC-15 and CC-16 was split and shipped to Saskatchewan Research Council for analysis. None of the samples from these holes were found to contain any microdiamonds.

Kennecott Canada Exploration Inc. agreed to carry out microdiamond analysis of drill hole CC-18 in return for the first right to earn an option interest in the property if results were encouraging. However, only one sample was found to contain a microdiamond and Kennecott Canada Exploration Inc. did not exercise its right.

To September 30, 2003, cumulative exploration expenses on the Cobalt, Ontario Property were $689,194 and cumulative property costs were $1,820,501. Exploration expenditures on the Cobalt, Ontario Property were $15,991 for the quarter ended September 30, 2003.

Future Developments

At November 3, 2003, the Company announced a $250,000 non-brokered private placement. Approximately $100,000 of this financing will be expended on the Cobalt, Ontario Property. The Company is presently completing a stripping and trenching program over a cobalt type Ag/Co vein deposit where two old shallow shafts and many pits exist in the area. This target plus three other cobalt type Ag/Co vein deposits within the Property will be drilled shortly. Management is presently negotiating drill contracts. Furthermore the Company is splitting the core from drill holes C22 and 23 for microdiamond processing in December, 2003. Contingent on the results and the receipt of further finances, Cabo expects to focus on the silver and diamond potential of the Cobalt, Ontario Properties.

The Company also plans to complete a first phase exploration program of approximately $35,000 on the Electrum Lake gold/copper/silver/molybdenite property, near Kenora, Ontario. This program will include reconnaissance scale ground geophysical surveys (magnetometer and induced polarization) to be followed by a drill program.

Acquisition of Drilling Company

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the negotiations concerning the planned acquisition of a second drilling services company in Eastern Canada. Independent third party due diligence appraisal and evaluation of the drilling services companies was completed in March, 2003 and the business plan was finalized in May, 2003.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the current period to September 30, 2003, ARMC billed $25,934 ($56,099 in 2002) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the current period to September 30, 2003, Sears billed $15,715 for these services and for claim staking ($4,000 in 2002).

General and Administrative

During the quarter ended September 30, 2003, general and administration expenditures totaled $29,100 compared to the same quarter of the previous year of $104,682. A prepaid expense of $30,000 previously charged to each quarter at $5,000 per quarter was written off, as the related services contract is terminated. The decrease in general and administrative expenditures is attributed to reduced work load in business and regulatory activities while management were working on new financings and the mineral property acquisition. Tabulated below are major components of the changes in expenditure levels for the quarter, compared to the quarter ended September 30, 2002.

	Current Period	Previous Period
	September 30, 2003	September 30, 2002
Administration expenses	$ 6,187	$ 21,050
Medea Publishing & Advertising	-	5,980
Professional fees	9,821	15,229
Transfer agent & filing fees	816	7,987
Regulatory costs	2,614	16,780

Subsequent Events

On November 3, 2003, Cabo announced the acquisition of a one hundred percent (100%) interest in the Electrum Lake, Ontario property pursuant to an option agreement. Under the terms of the option agreement the Company shall make cash payments of $30,000, and share payments totaling 100,000 post-consolidated common shares of the Company on or before October 28, 2005. The Company shall also incur a total of $200,000 exploration expenditures on the property to October 28, 2006. The property is subject to a net smelter royalty of 2%, of which 50% can be acquired for $500,000.

A non-brokered private placement was also announced November 3, 2003 for $250,000 from issue of 1,250,000 post-consolidated units at $0.20 per unit, subject to TSX Venture Exchange (Exchange) acceptance. Each unit is comprised of one-post consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share.

Shares for debt settlements totaling $340,000 were also announced. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share.

The Board of Directors of the Company approved and is recommending Member approval of a consolidation of the Company's common shares on up to 5 old shares for one new share basis at the Company's annual general and special meeting scheduled for December 19, 2003.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt,
President and CEO

* * * * *

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**June 30, 2003**
DATE OF REPORT	November 12, 2003

CERTIFICATE

Schedule A (Financial Statements) required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	**John A. Versfelt**	**2003/11/12**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"Seymour Sears"	**Seymour Sears**	**2003/11/12**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
Cabo Mining Corp.

We have audited the consolidated balance sheets of Cabo Mining Corp. as at June 30, 2003 and 2002, and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis

Vancouver, Canada — "Morgan & Company"

October 30, 2003 — Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

CABO MINING CORP.

CONSOLIDATED BALANCE SHEETS

	JUNE 30 2003	JUNE 30 2002
ASSETS		
Current		
Cash	$ 2,352	$ 3,739
Goods and services tax recoverable	5,322	14,687
Prepaid expenses	50,881	63,085
	58,555	81,511
Mineral Properties (Note 3)	1,801,501	1,649,476
Deferred Exploration Expenditures	673,203	520,228
Exploration Advances	5,092	50,761
Capital Assets (Note 4)	28,206	4,662
	$ 2,566,557	$ 2,306,638
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 60,280	$ 28,490
Due to directors and related parties (Note 6)	204,715	34,886
	264,995	63,376
Share Subscriptions	-	24,000
	264,995	87,376
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	12,608,861	12,103,386
Contributed Surplus (Note 5)	551,838	551,838
Deficit	(10,859,137)	(10,435,962)
	2,301,562	2,219,262
	$ 2,566,557	$ 2,306,638

Approved by the Board:

"John A. Versfelt" "Seymour Sears"

John A. Versfelt Seymour Sears

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE YEARS ENDED

	JUNE 30 2003	2002
Expenses		
Administration	**$ 67,565**	$ 48,450
Amortization	**11,556**	1,328
Bank charges, interest and exchange	**475**	1,012
Communications	**11,674**	15,637
Consulting fees	**76,210**	32,551
Media publishing and marketing services	**20,980**	10,000
Printing and sundry	**6,378**	2,351
Professional fees	**73,500**	43,803
Public relations	**2,790**	-
Regulatory	**54,790**	61,361
Rent	**12,000**	12,000
Secretarial services	**23,383**	12,560
Stock based compensation	**-**	551,838
Transfer agent and filing fees	**23,066**	20,586
Travel	**16,889**	7,044
Loss Before The Following	**401,256**	820,521
Exploration advance written off	**21,919**	-
Loss For The Year	**423,175**	820,521
Deficit, Beginning Of Year	**10,435,962**	9,615,441
Deficit, End Of Year	**$ 10,859,137**	$ 10,435,962
Basic Loss Per Share	**$ 0.01**	$ 0.03
Weighted average number of outstanding common shares	45,522,174	27,785,798

CABO MINING CORP.

SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

FOR THE YEARS ENDED

	JUNE 30, 2003	JUNE 30, 2002
Exploration Expenditures		
Accommodation and food	$ 700	$ -
Annual rental fees	3,514	1,664
Assays and sample preparation	15,552	1,040
Contract fees		
- Project management and geologists	31,800	35,036
- Reports and maps	21,047	-
Rental and Storage	1,725	-
Drilling	76,585	19,728
Travel	1,160	-
Equipment expenses	892	-
	152,975	57,468
Deferred Exploration, Beginning of Year	520,228	462,760
Deferred Exploration, End of Year	$ 673,203	520,228
Allocation of Deferred Exploration		
Cobalt Property, Ontario	$ 673,203	$ 520,228

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

	JUNE 30 2003	2002
Cash Flows From Operating Activities		
Loss for the year	**$ (423,175)**	$ (820,521)
Items not involving cash flows:		
Amortization	**11,556**	1,328
Stock based compensation	**-**	551,838
Exploration advances written off	**21,919**	
	(389,700)	(267,355)
Changes in non-cash working capital items:		
GST recoverable	**9,365**	(7,974)
Prepaid expenses	**12,204**	(37,130)
Accounts payable and accrued liabilities	**31,790**	(13,115)
Due to directors and related parties	**169,829**	90,107
Sub-total	**223,188**	31,978
Total from Operating Activities	**(166,512)**	(235,467)
Cash Flows From Investing Activities		
Mineral properties expenditures	**(96,850)**	(128,480)
Exploration expenditures	**(152,975)**	(57,468)
Acquisition – Equipment	**(35,100)**	-
Exploration advances	**23,750**	44,258
	(261,175)	(141,690)
Cash Flows From Financing Activities		
Shares issued for cash, net	**426,300**	350,000
Subscriptions received	**-**	24,000
Loans payable	**-**	4,200
	426,300	378,200
Net Cash Inflow (Outflow)	**(1,387)**	1,043
Cash, Beginning Of Year	**3,739**	2,696
Cash, End Of Year	**$ 2,352**	$ 3,739

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

1. NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. As at June 30, 2003, the Company has a working capital deficiency of $206,440, and has incurred losses totalling $10,859,137.

The Company's ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland, and Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The Company does not accrue the estimated future costs of maintaining its mineral interests in good standing. The amounts shown for mineral properties and deferred exploration costs represent costs to date and do not necessarily reflect present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Office equipment	20%
Computer equipment	30%
Field equipment	20%
Drilling equipment	30%

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date
- non-monetary assets and liabilities at historic rates
- income and expenses at the average rate in effect during the year
- exchange gains or losses are recorded in the consolidated statement of loss and deficit.

i) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

j) Stock Based Compensation

The Company has adopted the new CICA Accounting Standard relating to stock based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees and other than employees, or alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to recognize the compensation expense, the effect of which is reflected in this financial statement.

The new standard has been adopted effective for stock options and other stock based compensation payments made after January 1, 2002.

k) Flow-Through Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and the future income tax liability is increased by the estimated cost of the renounced tax deductions.

Drawdowns of future income tax liabilities resulting from the timing differences on exploration expenditures renounced to investors have been credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Loss Per Share

Basic loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated under the treasury stock method. As results of calculating fully diluted loss per share are anti-dilutive, fully diluted loss per share is not presented.

3. MINERAL PROPERTIES

Cobalt Properties, Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of March 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,591,661 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures.

Effective March 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling to $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.

On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares of the Company (issued).

On May 17, 1999, the Company entered into agreements to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 shares of the Company (issued).

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in 16 mineral claims contiguous to the Cobalt property by issuing up to 435,000 common shares (85,000 issued) over a period of 42 months from the date of regulatory acceptance of the transaction.

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

3. **MINERAL PROPERTIES** (Continued)

The Company has also staked a number of additional claims in the Cobalt Property area.

	JUNE 30 2003	JUNE 30 2002
Consideration paid to date	**$ 1,801,501**	$ 1,649,476

4. **CAPITAL ASSETS**

	JUNE 30 2003			JUNE 30 2002
	Cost	Accumulated Amortization	**Net Book Value**	Net Book Value
Office equipment	$ 1,076	$ 826	**$ 250**	$ 312
Computer equipment	3,913	3,254	**659**	941
Field equipment	43,413	16,116	**27,297**	3,409
	$ 48,402	$ 20,196	**$ 28,206**	$ 4,662

5. **SHARE CAPITAL**

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	June 30, 2003		June 30, 2002	
	SHARES	**AMOUNT**	SHARES	AMOUNT
Balance, beginning of year	**39,784,676**	**$ 12,143,386**	15,756,770	$ 8,785,765
Shares cancelled	**(266,667)**	**(40,000)**	-	-
	39,518,009	**12,103,386**	15,756,770	8,785,765
Issued during the year:				
For cash (net of income tax benefit renounced with respect to flow-through shares)	**5,404,000**	**411,520**	2,966,668	390,000
For property	**390,713**	**51,807**	589,443	87,416
For finders fees	**22,457**	**3,368**	918,367	137,755
Exercise of warrants	**200,000**	**20,000**		
For debt settlement	**-**	**-**	19,553,428	2,880,205
Share issue costs	**-**	**(10,100)**	-	(137,755)
Draw down of future income tax liabilities resulting from exploration expenditures renounced to investors	**-**	**28,880**	-	-
Held for resale	**-**	**-**	(266,667)	(40,000
Balance, end of year	**45,535,179**	**$ 12,608,861**	39,518,009	$ 12,103,38

5. SHARE CAPITAL (Continued)

c) As at June 30, 2003, the following stock options were outstanding:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
RANGE OF EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.15	3,970,000	4 years	$ 0.15	3,970,000	$ 0.15

The above options expire June 19, 2007. A summary of the changes in stock options for the years ended June 30, 2003, June 30, 2002 and 2001 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2001	695,250	0.92
Granted	3,970,000	0.15
Expired or cancelled	(695,250)	0.92
Balance, June 30, 2002 and 2003	3,970,000	$ 0.15

The fair value of the 3,970,000 options granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0%
Risk-free interest rate	5.25%
Expected life	4 years
Expected volatility	174.25%

The fair value of each option granted was $0.14. Compensation expense of $551,838 was charged to operations and credited to contributed surplus in the year ended June 30, 2002.

d) As at June 30, 2003, share purchase warrants were outstanding to purchase 5,904,001 common shares as follows:

5. SHARE CAPITAL (continued)

Number of shares	Exercise Price	Expiry Dates
1,600,001	$0.18	November 30, 2003
900,000	$0.12	March 22, 2004
1,500,000	$0.10	August 7, 2003
	and $0.12	to August 7, 2004
1,904,000	$0.10	February 12, 2004
	and $0.12	to February 12, 2005
2,000,000	$0.10	June 14, 2004

6. RELATED PARTY TRANSACTIONS

During the years 2003 and 2002, related parties provided the following services and funds:

		2003	2002
a)	Deferred exploration and staking activities billed by a company controlled by a director.	**$ 93,284**	30,472
b)	Management, para-legal, office administration and rent, travel, accounting, and secretarial services billed by a company controlled by a director.	**$ 207,938**	172,891
c)	A company controlled by a director purchased 1,500,000 units consisting of one common share and one warrant to be exercised over period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004. In addition, 200,000 warrants were exercised for a cash consideration of $20,000 by the same company.	**$ 170,000**	-
d)	Companies controlled by directors purchased 500,000 units at $0.10 per unit. Each unit consists of one common share and one warrant to purchase one share at $0.10 to February 12, 2004 and at $0.12 to February 12, 2005.	**$ 50,000**	-
e)	A company controlled by a director purchased 100,000 units at $0.05 per unit. Each unit consists of one common share and one warrant to purchase one share at $0.10 to June 14, 2004.	**$ 5,000**	-
f)	4,070,134 common shares were issued to settle amounts owing to two companies controlled by directors.	**$ -**	602,275

7. INCOME TAXES

A reconciliation of income taxes at statutory rate to the Company's effective income tax expense is as follows:

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

7. INCOME TAXES (Continued)

	2003	2002
Loss for the year	**$ (423,175)**	$ (850,521)
Statutory tax rate	**38%**	43%
Expected income tax provision	**(159,198)**	(352,824)
Non-deductible differences	**4,466**	6,101
Other	**(6,582)**	-
Effect of foreign income tax rates	**-**	6,891
Effect of change in tax rate	**289,151**	-
Unrecognized tax losses	**(127,837)**	(339,832)
Income tax provision	**$ -**	$ -

Details of future income tax assets (liabilities) are as follows:

	2003	2002
Loss available for future periods	**$ 2,221,516**	$ 4,246,000
Mineral properties	**989,427**	1,165,009
Accounting value of mineral property interest in excess of tax values	**(28,800)**	-
Capital assets	**7,598**	3,707
Deferred share issue cost	**3,040**	-
Valuation allowance	**(3,221,581)**	(5,414,716)
Future income tax liability	**(28,800)**	-
Drawdown of future income tax liability	**28,800**	-
Net future income tax asset (liability)	**$ -**	$ -

Losses that reduce future income for tax purposes expire as follows:

2004	$ 266,304
2005	$ 466,350
2006	$ 218,528
2007	$ 350,896
2008	$ 3,355,431
2009	$ 818,836
2010	$ 428,800

8. SUBSEQUENT EVENTS

The Company issued 50,000 common shares July 16, 2003, as a property option payment, pursuant to one of the Cobalt property agreements.

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**June 30, 2003**
DATE OF REPORT	November 12, 2003

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	John A. Versfelt	2003/11/12
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"Seymour Sears"	Seymour Sears	2003/11/12
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.
SCHEDULE B: SUPPLEMENTARY INFORMATION JUNE 30, 2003

1. **Analysis of expenses and deferred costs:**

   Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral property costs of $1,801,501 and the deferred exploration expense of $673,203 are all for the Cobalt, Ontario properties.

2. **Related party transactions:**

   The Company was invoiced $ 207,938 during the year to June 30, 2003 for project management, office administration and rent, paralegal, secretarial, accounting and other services provided by a company controlled by a director.

   Deferred exploration and staking expenditures of $93,284 were invoiced during the year to June 30, 2003 by a company controlled by a director.

   A company controlled by a director purchased 1,500,000 units at a price of $0.10 per unit, each unit consisting of one common share and one warrant to be exercised over a period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004. In addition, 200,000 warrants were exercised for a cash consideration of $20,000 by the same company. Companies controlled by directors purchased 500,000 units at $0.10 per unit. Each unit consists in one common share and one warrant to be exercised over a period of two years at $0.10 to February 12, 2004 and at $0.12 to February 12, 2005. A company controlled by a director purchased 100,000 units at $0.05 per unit. Each unit consists of one common share and one warrant to purchase one share at $0.10 to June 14, 2004.

3. Summary of securities issued and options granted during the year to date:

a) Securities issued:

Date	Type	Issue	Numbers	Price	Proceeds	Consideration
Aug 9/02	Common	Private placement	1,500,000	$0.10	$ 150,000	Cash
Aug 12/02	Common	Property payment	116,470	$0.15	17,471	Property
Aug 12/02	Common	Property finder	9,318	$0.15	1,398	Finder's fee
Aug 15/02	Common	Exercise of warrants	200,000	$0.10	20,000	Cash
Oct 22/02	Common	Property payment	25,000	$0.15	3,750	Property
Oct 25/02	Common	Returned to Treasury	(266,667)	$0.15	(40,000)	
Dec 23/02	Common	Property payment	85,000	$0.07	5,950	Property
Feb 7/03	Common	Property payment	164,243	$0.15	24,636	Property
Feb 7/03	Common	Property finder	13,139	$0.15	1,971	Finder's fee
Feb 24/03	Common	Private placement	1,904,000	$0.10	190,400	Cash
June 13/03	Commo n	Private placement	2,000,000	$0.05	100,000	Cash
Total			**5,750,503**		**$ 475,576**	

b) Options granted: On June 19, 2002, 3,970,000 options at a price of $0.15 per share were granted to the directors, officers, employees and consultants of the Company as follows:

Name	Price $	Number	Date Granted	Expiry Date
American Resource Management Consultants Inc. (John A. Versfelt)	0.15	1,987,500	06/19/02	06/19/07
Julio C. Benedetti	0.15	52,500	06/19/02	06/19/07
Seymour M. Sears	0.15	1,000,000	06/19/02	06/19/07
D. Alex Caldwell	0.15	500,000	06/19/02	06/19/07
Employee	0.15	50,000	06/19/02	06/19/07
Consultant	0.15	380,000	06/19/02	06/19/07

During the year ended June 30, 2003 no options were exercised, expired or cancelled.

4. Summary of securities as at the end of the reporting period:

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 45,535,179 common shares with no par value.

b) Outstanding options, warrants and convertible debentures:

Options: 3,970,000 options at $0.15 per share until June 19, 2007.

Warrants: 1,600,001 at $0.18 per share up to November 30, 2003 .

900,000 at $0.12 per share to March 22, 2004.

1,500,000 at $0.10 per share to August 7, 2003 and at $0.12 per share to August 7, 2004. No warrants were exercised at August 7, 2003.

1,904,000 at $0.10 per share to February 12, 2004 and at $0.12 per share to February 12, 2005.

2,000,000 at $0.10 per share to June 14, 2004.

(c) Shares in escrow: Nil.

5. Names of directors and officers as at June 30, 2003:

Directors: John A. Versfelt
Julio C. Benedetti
Seymour M. Sears
J. Terry Aimone
J. David Meer

Officers: John A. Versfelt, President and CEO
D. Alexander Caldwell, Secretary

CABO MINING CORP.
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
JUNE 30, 2003

Description of Business

Cabo Mining Corp. ("Cabo" or the "Company") is a mineral exploration company which, over the last ten years, has identified and acquired interests in mineral properties with potential, and funded and implemented surface exploration and drilling programs on properties in Canada, the United States and Cuba. Our company continues to maintain contact with and seek out opportunities with parties in Canada, the U.S.A. and in South America. Currently, Cabo has an interest in and is exploring mineral properties near Cobalt and Kenora, Ontario.

Cabo is also negotiating to finance the acquisition of Heath and Sherwood, a major drilling company, whose services Cabo used in Cuba and at Cobalt, Ontario. The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. The Company is currently engaged in negotiations with interested parties to finance this acquisition and its related operations.

Furthermore, on November 3, 2003, Cabo announced the acquisition of a prospective gold/copper/silver/molybdenite property, located approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement. Under the terms of this agreement, the Company must make cash payments of $30,000 and issue 100,000 post-consolidated common shares over a period of two years and complete exploration expenditures of $200,000 over three years.

The Company is a reporting issuer in British Columbia and Alberta and currently trades on the TSX Venture Exchange under the symbol CEV. At a special meeting scheduled for December 19, 2003, the Members will be requested to approve a consolidation of the Company's common shares on a five old for one new share basis.

Cobalt Properties, Cobalt, Ontario, Canada

In March 30, 1998, the Cabo was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,591,661 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures. Cabo also assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments which currently total $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totaling $3,500,000.

In May and June 1999 Cabo entered into three agreements to purchase mineral claims contiguous to the Cobalt Property for payment of $11,000(paid) and issue of 635,000 shares (335,000 issued to November 12, 2003). The Company has also staked a number of additional claims in the Cobalt Property area. The Cobalt, Ontario properties are prospective for silver and base metal minerals, as well as diamonds.

Exploration Program and Results

Seymour Sears B. Sc. (Geology), P.Geo, a director of the Company, the Qualified Person on the Cobalt Properties, supervised prospecting, stripping, geophysics and drilling programs, on the Cobalt Property during 2003. Several xenolith bearing hypabyssal dyke intrusions have been mapped in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. A 700 metre diamond drill program in November/December 2002 further tested the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14 through 23 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. To date, drill holes CC14,15,16 and 18 have been analyzed for diamonds, with only CC14 producing significant results.

The core from holes CC-15 and CC-16 was split and shipped to Saskatchewan Research Council for analysis. None of the samples from these holes were found to contain any microdiamonds.

Kennecott Canada Exploration Inc. agreed to carry out microdiamond analysis of drill hole CC-18 in return for the first right to earn an option interest in the property if results were encouraging. However, only one sample was found to contain a microdiamond and Kennecott Canada Exploration Inc. did not exercise its right.

To June 30, 2003, cumulative exploration expenses on the Cobalt, Ontario Property were $673,203 and cumulative property costs were $1,801,501. Exploration expenditures on the Cobalt, Ontario Property were $152,975 for the year, of which $18,529 was spent in the first quarter, $89,792 in the second quarter when a 700 metre drilling program was completed, $23,319 in the third quarter and $21,335 in the fourth quarter.

Activities and related expenditures in the third and fourth quarters returned to first quarter levels with the completion of the drilling program. Work is currently limited to prospecting, surface sampling, mapping and property maintenance pending further funding.

Future Developments

At November 3, 2003, the Company announced a $250,000 non-brokered private placement. Approximately $100,000 of this financing will be expended on the Cobalt Ontario property to analyze drill holes CC22 and 23, carry out a stripping and trenching program over a silver target and to drill several additional silver targets. Contingent on the results and the receipt of further finances, Cabo expects to focus on the silver and diamond potential of the Cobalt,

Ontario Properties.

The Company also plans to complete a first phase exploration program of approximately $35,000 on the Electrum Lake gold/copper/silver/molybdenite property, near Kenora, Ontario.

Acquisition of Drilling Company

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the negotiations concerning the planned acquisition of a second drilling services company in Eastern Canada. Independent third party due diligence appraisal and evaluation of the drilling services companies was completed in March, 2003 and the business plan was finalized in May, 2003.

The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. The Company is currently engaged in negotiations with interested parties, to finance this acquisition and it's related operations.

Related Party Transactions

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the current year to June 30, 2003, ARMC billed $207,938 ($172,891 in 2002) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services to the Company. For the current year to June 30, 2003, Sears billed $93,284 for these services and for claim staking ($30,472 in 2002).

General and Administrative

During the twelve months ended June 30, 2003, general and administration expenditures totaled $401,256, of which $104,682 was spent in the first quarter, $108,783 in the second quarter, $106,057 in the third quarter and $81,734 in the fourth quarter. Also, the Company wrote-off $21,919 prepayment to an exploration company which declared bankruptcy. In the first quarter, the Company negotiated with Heath & Sherwood, potential financiers and the Exchange, and completed the regulatory filings which led to the announcement of an acquisition agreement with Heath & Sherwood on September 12, 2002. A number of financings and the acquisition of additional property in the Cobalt, Ontario area also resulted from this activity. During the second quarter, the Company incurred significant expenditures related to the preparation of the business plan and the third party due diligence report for the drilling companies. In addition, the Company's annual general meeting (AGM) materials were prepared and distributed, the AGM was held and the Company's Annual Information Form was prepared. Work continued on completing the private placement offering memorandum and filing flow through documents. In the meantime, quarterly financials, reports, budgets, various property agreements and management of the exploration activities continued to consume the same level of management, regulatory and accounting resources as previous quarters.

Consulting fees included third party management consulting and costs related to preparation of the business plan and management costs related to the many meetings with potential financiers. Due diligence legal fees for the drilling company acquisition were also incurred in the third quarter.

Tabulated below are major components of the changes in expenditure levels for the year ending June 30, 2003, compared to the year ending 2002.

	Current Year	Previous Year
	June 30, 2003	June 30, 2002
Administration expenses	$ 67,565	$ 48,450
Consulting fees	76,210	32,551
Professional fees	73,500	43,803
Transfer agent & filing fees	23,066	20,586
Regulatory costs	54,790	61,361

Investor Relations

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. For the year ended June 30, 2003, $20,000 of this expense was recorded in media publishing and marketing services.

Liquidity and Solvency

During the first quarter to September 30, 2002, the Company completed one private placement transaction resulting in the issuance of 1,500,000 units (one share and one warrant) at $0.10 per unit for total proceeds of $150,000. An additional, 200,000 warrants at $0.10 per share were exercised in the first quarter for proceeds of $20,000.

The Company also announced February 12, 2003 the closing of a $190,400 of a non-brokered private placement, first announced November 18, 2002. This financing included $76,000 of Canadian tax flow through funds, resulting in 760,000 tax (Canadian) flow through units and 1,144,000 non-flow through units. Each unit was priced at $0.10 and consists of one share and one non-transferable share purchase warrant. The warrants entitle the subscriber to purchase one additional share of the Company at a price of $0.10 per share in the first year and at $0.12 per share in the second year. Proceeds were used for Cobalt Property mineral exploration and property payments and for administration and unallocated working capital. Another $100,000 was received by the Company as consideraton for a private placement announced April 29, 2003. 2,000,000 units at $0.05 per unit announced April 29, 2003. Each unit was comprised of one (1) common share of the Company and one (1) non-transferable share purchase warrant. The warrant is exercisable for a period of one (1) year from the date the financing is closed and entitles the holder to purchase one (1) share of the Company at a price of $0.10 per share. The proceeds of the $100,000 placement were used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital

Cobalt Property payments in the form of shares, pursuant to the terms of option agreements previously announced and accepted by the Exchange in 1999, totaling 125,788 shares were paid to the property vendors in August and September, 2002. Another 110,000 shares valued at $9,700 were issued for property in the quarter to December 31, 2002. On February 7, 2003 a further 177,382 shares were issued pursuant to the Cobalt Property agreements.

Subsequent Events

On November 3, 2003, Cabo announced the acquisition of the Electrum Lake, Ontario mineral property and a non-brokered private placement of $250,000 for 1,250,000 post-consolidated units at $0.20 per unit, subject to TSX Venture Exchange (Exchange) acceptance. Each unit is comprised of one post-consolidated common share and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated share at $0.40 per share. The post-consolidation ratio is based on five old shares for one new share.

Shares for debt settlements totaling $340,000 were also announced. Six parties, including two companies controlled by directors of the Company, have agreed to settle debts by taking post-consolidated common shares of the Company at $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the loan amount at a post-consolidated deemed value of $0.25 per share.

The Board of Directors of the Company approved and is recommending Member approval of a consolidation of the Company's common shares on a 5 old shares for one new share basis at the Company's annual general and special meeting scheduled for December 19, 2003.

CABO MINING CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Members of Cabo Mining Corp. (the "Company"), will be held in the Boardroom at Pacific Corporate Trust Company, 10th Floor-625 Howe Street, Vancouver, B.C., on Friday, the 19th day of December, 2003, at 11:00 a.m., Vancouver time, for the following purposes:

1. To receive the report of the Directors of the Company;
2. To receive the Financial Statements of the Company for the year ending June 30, 2003 and the Report of the Auditor thereon;
3. To appoint Morgan & Company, Chartered Accountants, as the Auditor of the Company for the ensuing year and to authorize the Directors to fix the Auditor's remuneration;
4. To fix the number of Directors of the Company at four (4);
5. To elect Directors for the ensuing year;
6. To approve the adoption of the Company's 2003 Stock Option Plan (the "Plan") as more particularly described in the accompanying Information Circular;
7. To consider and if thought fit, approve the additional option matters, as detailed in the accompanying Information Circular;
8. To consider and if thought fit, approve with or without amendment, special resolutions amending the Company's Articles of Continuance, with respect to consolidating the issued and outstanding shares of the Company on up to a five (5) for one (1) basis and changing the name of the Company, as more particularly described in the accompanying Information Circular;
9. To authorise the directors, in their discretion, to issue shares in excess of the Company's issued capital in accordance with the terms of any proposed future acquisitions, private placements, rights offering, prospectus financing and corresponding Broker's Warrants and future shares for debt settlements;
10. To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company; and,
11. To transact such other business as may properly be brought before the Meeting and any and all adjournments thereof.

Accompanying this Notice are the President's Report to The Members, the Financial Statements made up to June 30, 2003, together with the Report of the Auditor thereon, an Information Circular, an Instrument of Proxy, and a Supplemental Mailing List Form.

A Member who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in the Member's stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Member or by the Member's attorney authorized in writing, or, if the Member is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia, this 10th day of November, 2003.

BY ORDER OF THE BOARD

"John A. Versfelt"

John A. Versfelt,
President & CEO

CABO MINING CORP.

PRESIDENT'S REPORT

The past year was difficult, but despite all the adversity Cabo Mining Corp. continued to advance its Cobalt, Ontario exploration project and completed the due diligence and planning work for the financing and acquisition of the mineral drilling services companies announced in September, 2002. A recent announcement of a $250,000 financing, shares for debt settlements of $340,000 and the acquisition of a gold/copper/silver/molybdenite property in Northwest Ontario, at a time when the capital markets for mining and mineral exploration are growing bullish, gives the Company reason for optimism and we are looking forward to a promising year 2003/2004.

THE COMMODITIES MARKETS

Over the past year, we have observed a striking improvement in the fundamental outlook for silver, gold and copper. The prices of silver, gold and copper have increased by more than 22%, 39% and 40% respectively over the past two years. We believe this is just the beginning. Two years ago, silver was priced at US $4.14 per ounce ... today, the spot price is US $5.05. The annual world silver demand in 2002 was approximately 900 million ounces and estimated year-end silver bullion inventories totaled about 500 million ounces per year. Since 1990, total bullion net reserves have been decreasing at 50 to 100 million ounces per year. While consumption is increasing, there are very few publicly trading mining companies focused solely on silver production leaving a significant shortfall in supply.

Two years ago, gold was valued at US $277.50 an ounce ... the current spot price is US $387.45. The 2002 world gold demand was US $32 billion, while the year's silver demand was US $4.5 billion. The demand for gold and silver is expected to continue to grow over the next few years without a significant increase in supply resulting in upward pressure on the spot prices for these metals. In the meantime, the demand for base metals and the allure of Canadian diamonds is also growing.

There is now a renewed, worldwide interest in these "commodities" that Management expects will last for several years and should lead to a significant interest in financing mineral exploration and mining services companies, including Cabo Mining Corp.

DIAMOND AND SILVER PROSPECT

In 2002/2003 work on the Cobalt, Ontario Properties has been primarily directed towards diamond targets in the southern part of Lorrain Township. Following the discovery of micro-diamonds in a lamprophyric breccia from a drill hole completed in the spring of 2002, trenching, surface sampling and micro-diamond processing was completed in the area. Three micro-diamonds and 11 naturally occurring moissanite crystals (a carbon-silica gem material with many similarities to diamond) were discovered. Late in the year, we completed 9 drill holes in the immediate area of the initial discovery totaling 665 metres. The core from three of these holes was processed from which only 1 micro-diamond was obtained. Geological mapping, prospecting and trenching also in the immediate area of the discovery has brought the number of known lamprophyre

occurrences on the property to twenty-three. During the year, geological mapping and prospecting was completed over a potential kimberlite target and three silver / base metal targets within the Cobalt Area claim group. Ground magnetometer surveys were also carried out over two areas in the search for kimberlite pipes. These and other targets are now ready for detailed exploration.

PROPOSED ACQUISITION OF DRILLING COMPANIES

Cabo Mining Corp. maintained its relationship with Heath & Sherwood Drilling (1986) Inc. and a second mineral drilling services company in Eastern Canada, while it endeavored to obtain a financing at the levels required to close the acquisition of these two companies. These acquisitions would provide a significant base upon which the Company could carry out its plan to become a leader in Canada's mining and mineral exploration drilling services industry, while at the same time improving the potential of its mineral exploration prospects. During 2002/2003, Cabo Mining Corp. completed its due diligence of the drilling services companies and finalized a business plan for submission to potential financiers and the regulatory authorities. The overall conclusion is that a unique opportunity exists, with the appropriate finances, to become a leader in consolidating the mineral drilling industry in Canada.

OBJECTIVES FOR 2003/2004

Cabo Mining Corp.'s plan is to focus its efforts on proving that new silver, base metal and diamond resources can be found on the Cobalt Properties, carry out a first phase exploration program on the Electrum Lake Property west of Kenora, Ontario and to secure the finances for completing the acquisition of two Canadian mineral drilling services companies.

COBALT, ONTARIO PROPERTIES

The Cobalt, Ontario project encompasses a large land position (over 27,000 acres) in Canada's most famous mining camp. Known in the past as the "Silver Capital of Canada", the Cobalt, Ontario area has seen dozens of small mines come and go since the early 1900's. Production between 1903 and 1962 includes over 450 million ozs of silver, 24.8 million pounds of cobalt, 3.2 million lbs. of copper and another 4.3 million pounds of nickel and lead from approximately seventy-seven mines. The Company's land position encompasses over 50% of the Cobalt embayment area. In addition, in mid - 2002, Cabo Mining Corp. announced a drill hole in a xenolith bearing lamprophyre zone that extends over a distance of at least three kilometres and exceeding 200 metres in width, that returned a total of 95 diamonds, including four macros. The Company's 2003/2004 plans for this project include a work program involving stripping and drill testing of at least seven silver / base metal targets defined by the earlier field work. Two of these targets are defined by geophysical anomalies and favourable geological environments for VMS type base metal mineralization. The other five are classical Cobalt type silver environments defined by old workings and known silver mineralization. In addition, micro-diamond processing will be carried out on portions of the untested drill core from the 2002/2003 drill program and from several of the more promising looking lamprophyres that have been recently discovered.

ELECTRUM LAKE, ONTARIO PROPERTY

The Electrum Lake gold/copper/silver/molybdenite property located in the Indian Bay Area, Ontario approximately 35 kilometres west of Kenora, Ontario, consists of 51 claim units, covering approximately 2000 acres. Mineralization occurs on the Electrum Lake property within a zone of deformed volcano-sedimentary and intrusive rocks adjacent to the High Lake Granodiorite intrusion. This deformation zone represents an excellent structural setting for large Hemlo type gold deposits. Numerous gold/silver/copper/molybdenite occurrences are located within the claim group. These include the Electrum Zone where a 1961 drill hole is reported to have intersected 1.09 oz/ton gold over 10 feet within a larger interval of 0.27 oz/ton gold over 60 feet. The gold bearing zone is coincident with a 350 metre long IP "chargeability" anomaly detected in a IP survey completed in 1991. In the western part of the Electrum Lake property, "porphyry type" gold/silver/copper mineralization was discovered in 1961. A 6 foot wide zone in this area was traced for 300 feet into a swamp with reported assays in excess of 1% copper, with 0.03 oz/ton gold and 0.4 oz/ton silver. An exploration program involving drill testing of the Electrum Zone along with prospecting, soil sampling and trenching of several other zones is planned for 2003/2004.

MINERAL DRILLING SERVICES INDUSTRY

Cabo Mining Corp.'s plan for 2003/2004, subject to receipt of the appropriate finances, is to complete the acquisition of two significant Canadian drilling companies to take advantage of an industry that expects to see revenues rebound due to expected very significant increases in mineral exploration and mine development worldwide over the next four to five years.

ANCNOWLEDGEMENTS

I would like to thank you, our long-term shareholders, for your continued support and confidence in Cabo Mining Corp.'s vision and to welcome our many new shareholders who have joined us over the past year. I would also like to thank our directors and consultants for their commitment, dedication and hard work, which has contributed greatly to the Company's progress over the past year.

Cabo Mining's management team is committed to your Company's objective of finding a high quality deposit and to developing a revenue stream that will ensure a sustainable and rewarding future for Cabo Mining Corp. and its shareholders.

On behalf of the Board of Directors

John A. Versfelt
President & CEO

CABO MINING CORP.

#502 - 595 Howe Street
Vancouver, B.C., V6C 2T5
Tel: (604) 681-8899 Fax: (604) 681-0870
E-mail: cabo@cabo.ca

INFORMATION CIRCULAR

As at November 10, 2003 unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF THE MEMBERS TO BE HELD DECEMBER 19, 2003

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cabo Mining Corp. (the "Company") for use at the Annual General and Special Meeting (the "Meeting") of the Members of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Member has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.**

The Instrument of Proxy must be dated and be signed by the Member or by his/her Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only Registered Members or duly appointed proxyholders are permitted to vote at the Meeting. Members who do not hold their common shares in their own name ("Beneficial Members") **are advised that only proxies from Members of record can be recognized and voted at the Meeting.** Beneficial Members who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their common shares as registered Member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Members is identical to that provided to registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those common shares will not be registered in such Member's name on the records of the Company. Such common shares will more likely be registered under the name of the Member's broker or agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution to non-registered Members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Members in advance of Members' meetings unless the Beneficial Members have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the Instrument of Proxy provided by the Company to the registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member. Should a non-registered Member receive such a form and wish to vote at the Meeting, the non-registered Member should strike out the Management proxyholder's name in the form and insert the non-registered Member's name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Members and requests Beneficial Members to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Member receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the common shares voted.** All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year dated June 30, 2003 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Members at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the Members with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At November 10, 2003, the Company has 45,585,179 common shares without par value issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Registered Members is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

November 10, 2003 has been determined as the record date as of which Registered Members are entitled to receive notice of and attend and vote at the Meeting. Registered Shareholders desiring to be represented by Proxy at the Meeting must deposit their Proxies at the place and within the time set forth in the Notes to the Proxy in order to entitle the person duly appointed by the Proxy to attend and vote thereat,.

To the knowledge of the directors and senior officers of the Company, as at November 10, 2003, no shareholder beneficially owns or controls, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to the common shares of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

At August 7, 2002, American Resource Management Consultants Inc. (a company controlled by John A. Versfelt, President and CEO of the Company) entered into a Subscription Agreement whereby the Company issued 1,500,000 Units at $0.10 per Unit, each Unit comprised of one common share and one share purchase warrant entitling the subscriber to purchase one additional common share at $0.10 per share on or before August 7, 2003, or at $0.12 per share on or before August 7, 2004. None of the warrants have been exercised to date.

At December 31, 2002, American Resource Management Consultants Inc. entered into a Subscription Agreement whereby the Company issued 350,000 Units at $0.10 per Unit, each Unit comprised of one common share and one share purchase warrant entitling the subscriber to purchase one common share at $0.10 per share on or before February 12, 2004, or at $0.12 per share on or before February 12, 2005.

At November 8, 2002, Sears, Barry and Associates, (a company controlled by Seymour M. Sears, a Director of the Company) entered into a Subscription Agreement whereby the Company issued 150,000 Units at $0.10 per Unit, each Unit comprised of one common share and one share purchase warrant entitling the subscriber to purchase one common share at $0.10 per share on or before February 12, 2004, or at $0.12 per share on or before February 12, 2005.

At April 28, 2003, Sears, Barry and Associates, entered into a Subscription Agreement whereby the Company issued 150,000 Units at $0.05 per Unit, each Unit comprised of one common share and one share purchase warrant entitling the subscriber to purchase one common share at $0.10 per share on or before June 14, 2004.

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. <u>Executive Officers of the Company</u>

The following table contains information about the compensation paid to, or earned by, those who were, at June 30, 2003, the Company's chief executive officer (or an individual who acted in a similar capacity) and the four other most highly compensated executive officers (except those whose total salary and bonus does not exceed $100,000) or individuals who were, prior to June 30, 2003, executive officers of the Company during the most recently completed financial year (the "Named Executive Officers"). The Company had two Named Executive Officers, namely John A. Versfelt and D. Alex Caldwell as at June 30, 2003.

Summary Compensation Table

	Annual Compensation				Long Term Compensation			
Name & Principal Position	**Fiscal Year Ended June 30**	**Salary ($)**	**Bonus ($)**	**Other Annual Compen-sation ($)**	**Common Shares Under Options /SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payouts ($)**	**All Other Compen-sation ($)**
John A. Versfelt[1] President & CEO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 1,987,500 Nil	N/A N/A N/A	N/A N/A N/A	207,938 172,891 193,074
D. Alex Caldwell Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 500,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:

(1) The Company retains American Resource Management Consultants Inc. to provide its office as the corporate registered and records office, to provide accounting, paralegal and secretarial services, and to provide other general management and administrative services, which include office rent, telephone, fax, office services and supplies. For the year ended June 30, 2003, American Resource Management Consultants Inc. invoiced the Company $207,938, for its services and costs. John A. Versfelt, the President and Chief Executive Officer and a director of the Company, controls American Resource Management Consultants Inc.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". During the fiscal year ended June 30, 2003, the Company did not make any LTIP awards to its Named Executive Officers nor did the Company have a pension plan for its Directors, Senior Officers or Employees.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officers or Directors during the fiscal year ended June 30, 2003.

B. Directors of the Company

The Company does not have any compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year, other than the possible grant of incentive stock options.

C. Options to Purchase Securities

During the financial year ended June 30, 2003, no stock options were granted to Directors and Officers of the Company. There were no SARs or stock option re-pricing.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than routine indebtedness, no Director, Executive Officer or Senior Officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, Executive Officer or Senior Officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

See "Statement of Executive Compensation" for particulars of arrangements under which management functions of the Company are performed.

The Company retains the services of Sears, Barry and Associates Ltd., a company controlled by Seymour M. Sears, a Director of the Company, to provide geological consulting and claim staking services. For the year ended June 30, 2003, Sears Barry and Associates Ltd. invoiced the Company $ 93,284 ($30,472 in 2002) for its services.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Although Management is only nominating four individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance notice of the Meeting and Record Date was published in The Globe and Mail newspaper in accordance with Section 135 (4) of the Yukon Business Corporations Act. No nominations for directors have been received from the Members of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a Director before then. The Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. THE MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Position with the Company	Principal Occupation	Director Since	Shares Owned
JULIO C. BENEDETTI[1] Director Panama	President, Transworld Exploration S.A. & Director, Adrian Resources Ltd.	September 1995	453,639
J. D. (DAVE) MEER Director Edmonton, Alberta, Canada	Senior V-P Canadian Operations, Harrison Western CDN Inc.	December 2002	None
SEYMOUR M. SEARS[1] Director Sudbury, Ontario Canada	President, Sears, Barry & Associates Geological Consultants	December 2001	1,145,955[2]
JOHN A. VERSFELT[1] President CEO & Director Maple Ridge, B.C. Canada	President, American Resource Management Consultants Inc. and a director and officer of several public companies.	January 1992	3,603,567[3]

(1) Member of the Audit Committee

(2) 605,000 shares are held directly by Mr. Sears; 482,155 shares are held by Sears, Barry & Associates Ltd., a company controlled by Mr. Sears and his wife, Joan Barry; and 58,800 shares are held by Joan Barry and controlled by Mr. Sears.

(3) 262,150 shares are held directly by Mr. Versfelt; 2,936,752 shares are held by American Resource Management Consultants Inc., a company controlled by Mr. Versfelt and his wife Jackie D. Versfelt; and 404,665 shares are controlled by Mr. Versfelt for other parties.

The information as to shares beneficially owned has been furnished by the respective nominees, individually. Each of the proposed nominees has held the principal occupation or employment indicated during the past five (5) years.

B. Appointment and Remuneration of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Directors. Morgan & Company, Chartered Accountants, was appointed to the position of Auditor of the Company August 25, 1993.

C. Stock Option Plan and Repricing of Stock Options

1. Stock Option Plan

The Exchange requires that all listed companies must implement a stock option plan pursuant to which options are granted to directors, employees, consultants and certain other service providers. The Directors of the Company wish to implement a "rolling" stock option plan (the "Plan") whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer). The exercise price of any options granted under the Plan will be determined by the Board of Directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange. No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan contains, among other things, the following additional terms and conditions:

(a) all options will be non-transferable;
(b) no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
(c) no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period;
(d) Disinterested Shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company's issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company's issued shares; and
(e) options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

In the event that an option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to the exercise of the option, the optioned shares that were issuable thereunder will be returned to the Plan and will be eligible for reissue.

The Plan is subject to receipt of Exchange acceptance to its filing.

Reference should be made to the full text of the Plan which will be made available at the registered office of the Company at Suite #502 - 595 Howe Street, Vancouver, BC, V6C 2T5, until the business day immediately preceding the date of the Meeting.

Members will be asked to consider, and if thought fit the following resolution approving the implementation of the Plan:

"RESOLVED, as an Ordinary Resolution, that:

(a) the Plan, be and is hereby approved;

(b) the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

(c) the Board of Directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders;

(d) the approval of the Plan by the Board of Directors be ratified, approved and confirmed and any one Director of the Company be and is hereby authorized to execute any and all documents as the Director deems necessary to give effect to the transactions contemplated in the Plan;

(e) the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so;

(f) the Company be and is hereby authorized to prepare such disclosure documents and make such submission and filings as the Company may be required to make with the Exchange to obtain the approval of the Exchange to the Plan;

(g) any one or more of the directors of the Company be and is hereby authorized and directed to perform all acts, deeds and things and execute, under the corporate seal of the Company, or otherwise, all such documentation and other writings, including necessary treasury order(s), Exchange filing forms, as may be required to give effect to the true intent of this resolution; and

(h) the Board of Directors be authorized in its discretion, to amend, postpone, or abandon the implementation of the foregoing resolutions, including the implementation of the Plan, if, in the Board of Directors' sole opinion, circumstances so warrant."

2. Re-pricing of Stock Options

Exchange Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSX Policy 4.4) to:

(a) decrease the exercise price of stock options previously granted to insiders; and

(b) issue to any one insider and such insider's associates, upon the exercise of stock option, shares exceeding 5% of the outstanding listed shares within a one-year period.

Accordingly Shareholders will be asked to pass a resolution authorizing the above specific matters. **The passing of a resolution authorizing the above matters does not necessarily mean that the Company's Board of Directors will exercise the authority granted.**

"**RESOLVED,** as an Ordinary Resolution of the Disinterested Shareholders, that:

(a) the Board of Directors, in their sole discretion, be hereby authorized to renegotiate (including decrease) the exercise price of stock options previously granted to insiders; and

(b) issue to any one insider and such insider's associates, upon the exercise of stock options, shares exceeding 5% of the issued shares of the Company within a one-year period."

The Board of Directors recommends that the Members approve this resolution.

UNLESS OTHERWISE INSTRUCTED, THE FORM OF PROXY GIVEN PURSUANT TO THIS SOLICITATION WILL BE VOTED IN FAVOUR.

D. Consolidation of Capital and Name Change

At the Meeting, the Members will be asked to consider, and the directors recommend the Members approve, with or without amendment, Special Resolutions which provide for (a) consolidating the issued and outstanding common shares on up to a 5 for 1 basis (which would result in 9,117,036 issued and outstanding common shares) (the "Consolidation"); and (b) changing the name of the Company from "Cabo Mining Corp." to "Cabo Ventures Corp." or such other name as the Board of Directors determines appropriate and which all applicable regulatory authorities may accept (the "Name Change").

The Name Change is subject to acceptance by the Exchange. The Board of Directors may, in its sole discretion, decide not to implement the Name Change.

Management believes that the proposed consolidation of the Company's issued and outstanding shares and whatever change of name may be required, are needed for current and future equity financings.

The text of the Special Resolutions, in substantially the form to be presented to the Members, subject to such changes not affecting the general intent of the Special Resolutions as may be required by the regulatory authorities or by counsel for the Company, are set forth below:

"BE IT RESOLVED, with or without amendment, as Special Resolutions, that:

(a) The Articles of Continuance of the Company be amended to consolidate the issued and outstanding common shares of the Company on a 5 for 1 basis by changing each of the issued and outstanding common shares into one-fifth of a common share, pursuant to Section 175(1)(f) of the Business Corporations Act (Yukon);

(b) In the event that the aggregate number of shares held by a Member results in a fractional share being held as a result of the consolidation, such fractional share, if equal to one-half or more of a share, will be rounded up to the next nearest full share and, if less than one-half of a share, will be rounded down to the next nearest full share;

(c) If required by the policies of the Exchange or determined advisable by the Directors, the Articles of Continuance of the Company be amended by changing the name of the Company from "Cabo Mining Corp." to "Cabo Ventures Corp." or such other name as the Board of Directors determines appropriate and which all applicable regulatory authorities may accept;

(d) The Board of Directors may, at its sole discretion, decide to not act on this special resolution, or any portion thereof, without further approval or authorization from the Members; and

(e) Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as may be necessary or advisable to give effect to these Special Resolutions (including, without limitation, the delivery of Articles of Amendment in the prescribed form to the Registrar of Corporations for the Yukon) and execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

In accordance with the Business Corporations Act (Yukon), a "Special Resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the Members who voted in respect of that resolution or signed by all the Members entitled to vote on that resolution.

E. Future Financing and Debt Settlement

Members will be asked to authorize the Directors, in their discretion, to issue shares in excess of the Company's issued and outstanding common shares in accordance with the terms of any proposed future acquisitions, private placement, rights offering or prospectus financing and corresponding brokers' warrants or debt settlements shares, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the Board of Directors of the Company with any resulting possible effective changes in control of the Company consequent thereon acceptable with the appropriate regulatory authorities.

Members will be asked at the Meeting to consider and, if deemed advisable, approve with or without variation the following resolution:

"**RESOLVED,** as an Ordinary Resolution, that:

(a) subject to necessary regulatory approval, the Directors of the Company are authorized to reserve for issuance in excess of the Company's issued and outstanding common shares in accordance with the terms of any proposed future acquisitions, private placements, rights offering or prospectus financing and corresponding brokers' warrants or shares for debt settlements, at such price or prices, in such amount or amounts and to such individuals or entities as may be determined by the Board of Directors of the Company with any resulting possible effective changes in control of the Company consequent thereon acceptable with the appropriate regulatory authorities at such prices and subject to such terms as the Board of Directors may determine from time to time and the Exchange will accept;

(b) the Company is hereby authorized to use the proceeds from any future private placements, rights offering or prospectus financing and corresponding brokers' warrants or shares for debt settlements, pursuant to the Exchange's Policies; and

(c) any Director or officer of the Company be and is hereby authorized to execute subscription agreements for the private placement as provided for in this resolution and to execute and deliver all such other deeds, documents, and writings and perform such acts as may be necessary in order to give effect to this resolution."

F. Approval and Ratification of Acts of Directors

Management of the Company proposes that the Members ratify, approve and confirm the actions, deeds and conduct of the Directors and officers taken on behalf of the Company since the last annual general meeting. Accordingly, Members will be asked to consider and approve the following resolutions, with or without modification:

"**RESOLVED,** as an Ordinary Resolution, that:

(a) Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Members of Cabo Mining Corp. (the "Company") for any reason whatsoever, including, without limitation, the failure properly to waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of Directors; or (ii) any failure to pass any resolution of the Directors or Members of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since December 20, 2002 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Members of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

(b) Without limiting the generality of the paragraph 1 immediately above, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed."

In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the common shares represented thereby in favour of the resolution ratifying, confirming and approving the acts and proceedings of the Directors and officers of the Company.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the Members of the Company has been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt,
President & Chief Executive Officer

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF THE MEMBERS

CABO MINING CORP.

TO BE HELD AT PACIFIC CORPORATE TRUST COMPANY, 10th FLOOR 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA

ON FRIDAY, DECEMBER 19, 2003, AT 11:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints John A. Versfelt President and CEO of the Company, or failing this person, **D. Alex Caldwell**, Secretary of the Company, or in the place of the foregoing, ______________________, (*print the name*) as proxyholder for and on behalf of the Registered Shareholder with the power or substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT NAME: ______________________________

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

THIS PROXY MUST BE SIGNED AND DATED

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To approve the appointment of Morgan & Co, Chartered Accountants as Auditor of the Company.		N/A	
2.	To authorize the Directors to fix the Auditor's remuneration.			N/A
3.	To determine the number of Directors at four (4).			N/A
4.	To elect as Director, John A. Versfelt.		N/A	
5.	To elect as Director, Julio Benedetti.		N/A	
6.	To elect as Director, J. D. (Dave) Meer.		N/A	
7.	To elect as Director, Seymour M. Sears.		N/A	
8.	To approve and adopt the Company's Stock Option Plan, as more particularly described in the accompanying Information Circular.		N/A	
9.	To approve the additional option matters, as detailed in the accompanying Information Circular.			N/A
10.	To approve special resolutions amending the Company's Articles of Continuance, with respect to consolidating the issued and outstanding shares of the Company on up to a five (5) for one (1) basis and changing the name of the Company, as more particularly described in the accompanying Information Circular;.			N/A
11.	To authorize the Directors, in their discretion, to issue shares in excess of the Company's issued capital in accordance with the terms of any proposed future acquisitions, private placements, rights offering, prospectus financing and corresponding broker's warrants and future shares for debt settlements, as detailed in the accompanying Information Circular.			
12.	To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company, as more particularly described in the accompanying Information Circular.			N/A
13.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management*** proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another*** proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

NOTICE TO MEMBERS OF CABO MINING CORP.

In accordance with National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer (the "Policy"), and pursuant to the British Columbia Securities Act and Rules:

a) any Registered Shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarter. All Registered Shareholders will automatically receive a quarterly report for an issuer's forth fiscal quarter; and

b) only Non-Registered Shareholder entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuer and Member, we are requesting that you provide us with your e-mail address. Please also indicate your preferred method of communication.

You may complete an electronic version of this form at: ***www.pctc.com/servlets/supp_list***

CABO MINING CORP.

(the "Company")

The undersigned certifies that he/she is the owner of securities (other than debit instruments) of the Company, and requests that he/she be on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

____
Name - Please Print

____
Address

____
City/Province/Postal Code

______________________ ______________________
Signature Date

______________________ ______________________
Fax # **E-Mail Address**

Method of Communication ___Fax ___E-Mail ___Mail

Please complete and return this card to:

Pacific Corporate Trust Company
10th Floor - 625 Howe Street
Vancouver, B.C., V6C 3B8
Fax (604) 689-8144

#12g3-2(b)
NO. # 82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** November 3, 2003

3. **Press Release**
A news release dated November 3, 2003, delivered to Market News and Canada Stockwatch.

4. **Summary of Material Change**
The Issuer announces, subject to regulatory approval;
   1) an option to purchase 100% interest in the Electrum Lake gold/copper/silver/molybdenite property near Kenora Ontario, for $30,000, 100,000 post-consolidated common shares and a $200,000 work program over 3 years;
   2) a non-brokered private placement of 1,250,000 post-consolidated units at $0.20 per unit, with each unit comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable for a period of two (2) years entitling the holder to purchase one (1) share of the Issuer at a price of $0.40 per share, proceeds to be used for mineral exploration on the Cobalt Ontario and Electrum Lake Ontario properties, property payments, accounts payable and for administration and unallocated working capital;
   3) six parties, (including companies controlled by directors) agreeing to settle debts of $340,000 by taking post-consolidated common shares at a price of $0.20 per share, subject to Exchange acceptance; and
   4) board of directors approval of a resolution recommending a share consolidation of up to five old shares for one new share to the Company's shareholders at the Company's annual general and special meeting December 19, 2003.

5. **Full Description of Material Change:** See attached news release dated November 3, 2003.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. Senior Officer Contact

John A. Versfelt, President & Chief Executive Officer

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 3rd day of November, 2003.

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

CABO
mining corp.

FOR RELEASE: November 3, 2003

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
e-mail: :cabo@cabo.ca
web site: www.cabo.ca

GOLD PROPERTY ACQUISITION, PRIVATE PLACEMENT, SHARES FOR DEBT SETTLEMENTS, CONSOLIDATION

Cabo Mining Corp. (the "Company") announces that it has acquired a 100% interest in the Electrum Lake gold/copper/silver/molybdenite property located in the Indian Bay Area, Ontario approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement, and subject to regulatory approval. Under the terms of the agreement, the Company must make cash payments of $30,000, issue 100,000 post-consolidated common shares to the vendor, Robert Fairservice, and complete a $200,000 work program over a 3 year period. The agreement is subject to a 2% NSR.

Mineralization occurs on the Electrum Lake property within a zone of deformed volcano-sedimentary and intrusive rocks adjacent to the High Lake Granodiorite intrusion. This deformation zone represents an excellent structural setting for large Hemlo type gold deposits. Numerous gold-silver-copper-molybdenite (Au, Ag, Cu, Mo) occurrences are located within the claim group. These include the Electrum Zone where a 1961 drill hole (Electrum Lake Gold Mining Corp.) is reported to have intersected 1.09 oz/ton Au over 10 feet within a larger interval of 0.27 oz/ton Au over 60 feet. The gold bearing zone is coincident with a 350 metre long IP "chargeability" anomaly detected in a survey carried out by Noranda Exploration Company in 1991.

Other targets within this deformation zone include several soil geochemical anomalies with values in excess of 0.29 oz/ton Au. In the western part of the Electrum Lake property, Selco (1961) discovered "porphyry type" Cu/ Ag/Au mineralization. A 6 foot wide zone in this area was traced for 300 feet into a swamp with reported assays in excess of 1% Cu, with 0.03 oz/ton Au and 0.4 oz/ton Ag.

The exploration targets range from drill ready to grass roots. An exploration program involving drill testing of the Electrum Zone along with prospecting, soil sampling and trenching of several other zones is planned.

The qualified person for the Electrum Lake property acquisition is Seymour M. Sears, P. Geo., a director of the Company.

A non-brokered private placement totaling $250,000 for 1,250,000 post-consolidated units at $0.20 per unit has been agreed upon between the Company and several parties, including a director of the Company, subject to TSX Venture Exchange (the "Exchange") acceptance. Each unit is comprised of one post-consolidated common share of the Company and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated common share at a price of $0.40 per share. The proceeds of the private placement will be used for mineral exploration on the Cobalt, Ontario and Electrum Lake, Ontario properties, property payments, accounts payable and for administration and unallocated working capital.

Furthermore, six parties, including companies controlled by directors, have agreed to settle debts totaling $340,000 by taking post-consolidated common shares at a price of $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the total loan amount at a post-consolidated deemed value of $0.25 per share. A finders fee of up to 8% may be paid to arms length parties with respect to the private placement.

The board of directors has approved a resolution to recommend a share consolidation of up to five old shares for one new share to the Company's shareholders at the Company's annual general and special meeting, which has been scheduled for December 19, 2003.

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the planned acquisition of a second drilling services company in Eastern Canada.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein.

#1293-2(b)
NO. # 82-1401

CABO
mining corp.

FOR RELEASE: November 3, 2003

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
e-mail: :cabo@cabo.ca
web site: www.cabo.ca

GOLD PROPERTY ACQUISITION, PRIVATE PLACEMENT, SHARES FOR DEBT SETTLEMENTS, CONSOLIDATION

Cabo Mining Corp. (the "Company") announces that it has acquired a 100% interest in the Electrum Lake gold/copper/silver/molybdenite property located in the Indian Bay Area, Ontario approximately 35 kilometres west of Kenora, Ontario, pursuant to an option agreement, and subject to regulatory approval. Under the terms of the agreement, the Company must make cash payments of $30,000, issue 100,000 post-consolidated common shares to the vendor, Robert Fairservice, and complete a $200,000 work program over a 3 year period. The agreement is subject to a 2% NSR.

Mineralization occurs on the Electrum Lake property within a zone of deformed volcano-sedimentary and intrusive rocks adjacent to the High Lake Granodiorite intrusion. This deformation zone represents an excellent structural setting for large Hemlo type gold deposits. Numerous gold-silver-copper-molybdenite (Au, Ag, Cu, Mo) occurrences are located within the claim group. These include the Electrum Zone where a 1961 drill hole (Electrum Lake Gold Mining Corp.) is reported to have intersected 1.09 oz/ton Au over 10 feet within a larger interval of 0.27 oz/ton Au over 60 feet. The gold bearing zone is coincident with a 350 metre long IP "chargeability" anomaly detected in a survey carried out by Noranda Exploration Company in 1991.

Other targets within this deformation zone include several soil geochemical anomalies with values in excess of 0.29 oz/ton Au. In the western part of the Electrum Lake property, Selco (1961) discovered "porphyry type" Cu/Ag/Au mineralization. A 6 foot wide zone in this area was traced for 300 feet into a swamp with reported assays in excess of 1% Cu, with 0.03 oz/ton Au and 0.4 oz/ton Ag.

The exploration targets range from drill ready to grass roots. An exploration program involving drill testing of the Electrum Zone along with prospecting, soil sampling and trenching of several other zones is planned.

The qualified person for the Electrum Lake property acquisition is Seymour M. Sears, P. Geo., a director of the Company.

A non-brokered private placement totaling $250,000 for 1,250,000 post-consolidated units at $0.20 per unit has been agreed upon between the Company and several parties, including a director of the Company, subject to TSX Venture Exchange (the "Exchange") acceptance. Each unit is comprised of one post-consolidated common share of the Company and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the date the financing is closed and entitles the holder to purchase one post-consolidated common share at a price of $0.40 per share. The proceeds of the private placement will be used for mineral exploration on the Cobalt, Ontario and Electrum Lake, Ontario properties , property payments, accounts payable and for administration and unallocated working capital.

Furthermore, six parties, including companies controlled by directors, have agreed to settle debts totaling $340,000 by taking post-consolidated common shares at a price of $0.20 per share, subject to Exchange acceptance. Included in these debts are $41,750 of loans made by a director, for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post-consolidated shares equal to 20% of the total loan amount at a post-consolidated deemed value of $0.25 per share. A finders fee of up to 8% may be paid to arms length parties with respect to the private placement.

The board of directors has approved a resolution to recommend a share consolidation of up to five old shares for one new share to the Company's shareholders at the Company's annual general and special meeting which has been scheduled for December 19, 2003.

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the planned acquisition of a second drilling services company in Eastern Canada.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

#1293-2(b)
No. # 82-1401

CABO
mining corp.

FOR RELEASE: June 25, 2003

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: : cabo@cabo.ca
web site: www.cabo.ca

CABO MINING CORP. COMPLETES UNITS OFFERING

Further to Cabo Mining Corp.'s (the "Company") news release of April 29, 2003, and the TSX Venture Exchange announcement of May 30, 2003, the Company advises that the 2,000,000 units, non-brokered private placement has been completed.

Warrants issued under the offering, entitling the holder to purchase one further share in the capital stock in the Company for each share subscribed at $0.10 per share, will expire June 14, 2004.

Cabo Mining Corp. is a Canadian mining exploration company holding a large polymetallic and diamondiferous prospective mineral property near Cobalt, Ontario, where the most significant reported results to date are from drill hole CC-14 which returned a total of 95 diamonds including 4 macros from a lamprophyre-diatreme breccia complex. The Company is continuing its plan to acquire two drilling services companies in Eastern Canada and is presently negotiating the financings required to move forward with these acquisitions.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

1293-2607
NO.# 82-1401

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**March 31, 2003**
DATE OF REPORT	May 28, 2003

CERTIFICATE

Schedule A (Financial Statements) required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	**John A. Versfelt**	**2003/05/28**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"Seymour Sears"	**Seymour Sears**	**2003/05/28**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2003

(Unaudited – Prepared by Management)

CABO MINING CORP.

CONSOLIDATED BALANCE SHEETS

	MARCH 31 2003	JUNE 30 2002
ASSETS		
Current		
Cash	$ 11,039	$ 3,739
Goods and services tax recoverable	7,215	14,687
Prepaid expenses	38,167	63,085
	56,421	81,511
Mineral Properties (Note 3)	1,774,256	1,649,476
Deferred Exploration Expenditures	665,732	520,228
Exploration Advances	33,282	50,761
Capital Assets (Note 4)	31,086	4,662
	$ 2,560,777	$ 2,306,638
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 38,121	$ 28,490
Due to directors and related parties (Note 6)	121,068	34,886
	159,189	63,376
Share Subscriptions	100,000	24,000
	259,189	87,376
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	12,518,962	12,103,386
Contributed Surplus (Note 5)	551,838	551,838
Deficit	(10,769,212)	(10,435,962)
	2,301,588	2,219,262
	$ 2,560,777	$ 2,306,638

Approved by the Board:

"John A. Versfelt"	"Seymour Sears"
John A. Versfelt	Seymour Sears

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE NINE MONTHS ENDED

	MARCH 31 2003	2002
Expenses		
Administration	$ 57,831	$ 36,400
Amortization	8,676	996
Bank charges, interest and exchange	368	830
Communications	10,373	7,581
Consulting fees	65,184	17,251
Financing fees	14,100	-
Media publishing and marketing services	15,980	5,000
Printing and sundry	5,787	6,697
Professional fees	34,169	39,599
Regulatory	47,446	47,539
Rent	9,000	9,000
Secretarial services	21,023	9,391
Transfer agent and filing fees	20,148	31,784
Travel	9,437	2,293
Loss Before The Following	319,522	214,361
Loss on termination of contract	13,728	-
Loss For The Nine Months	333,250	214,361
Deficit, Beginning Of Year	10,435,962	9,615,441
Deficit, End Of Period	$ 10,769,212	$ 9,829,802
Basic Loss Per Share	$ 0.01	$ 0.01

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE QUARTERS ENDED

	MARCH 31 2003	2002
Expenses		
Administration	$ 17,436	$ 12,950
Amortization	3,110	332
Bank charges, interest and exchange	53	239
Communications	1,271	4,467
Consulting fees	21,975	7,890
Financing fees	14,100	
Media publishing and marketing services	5,000	5,000
Printing and sundry	1,999	763
Professional fees	12,828	8,280
Regulatory	12,505	16,268
Rent	3,000	3,000
Secretarial services	5,418	2,915
Transfer agent and filing fees	5,488	17,864
Travel	1,874	2,293
Loss Before The Following	106,057	82,261
Loss on termination of contract	-	-
Loss For The Quarter	106,057	82,261
Deficit, Beginning Of Quarter	10,663,155	9,747,541
Deficit, End Of Quarter	$ 10,769,212	$ 9,829,802
Basic Loss Per Share	$ 0.00	$ 0.00

CABO MINING CORP.

SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

FOR THE PERIODS

	NINE MONTHS MARCH 31, 2003	YEAR ENDED JUNE 30, 2002
Exploration Expenditures		
Accommodation and food	$ 700	$ -
Annual rental fees	2,696	1,664
Assays and sample preparation	15,552	1,040
Contract fees		
- Project management and geologists	34,836	35,036
- Reports and maps	11,358	-
Rental and Storage	1,725	-
Drilling	76,585	19,728
Travel	1,160	-
Equipment expenses	892	-
	145,504	57,468
Deferred Exploration, Beginning of Year	520,228	462,760
Deferred Exploration, End of Quarter	$ 665,732	520,228
Allocation of Deferred Exploration		
Cobalt Property, Ontario	$ 665,732	$ 520,228

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED

	MARCH 31 2003	2002
Cash Flows From Operating Activities		
Loss for the nine months	**$ (333,250)**	$ (214,361)
Items not involving cash flows:		
Amortization	**8,676**	996
	(324,574)	(213,365)
Changes in non-cash working capital items:		
GST recoverable	**7,472**	1,018
Prepaid expenses	**24,918**	(55,000)
Accounts payable and accrued liabilities	**9,631**	(81,940)
Due to directors and related parties	**86,182**	(20,404)
Sub-total	**128,203**	(156,326)
Total from Operating Activities	**(196,371)**	(369,691)
Cash Flows From Investing Activities		
Mineral properties	**(124,780)**	(196,696)
Exploration expenditures	**(145,504)**	(52,511)
Acquisition – Equipment	**(35,100)**	-
Exploration advances	**17,479**	(53,727)
	(287,905)	(302,934)
Cash Flows From Financing Activities		
Shares issued for cash	**415,576**	3,067,259
Subscriptions received	**76,000**	110,000
Loans payable	**-**	(2,490,710)
	491,576	686,549
Net Cash Inflow (Outflow)	**7,300**	13,924
Cash, Beginning Of Year	**3,739**	2,696
Cash, End Of Period	**$ 11,039**	$ 16,620

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED

	MARCH 31 2003	2002
Cash Flows From Operating Activities		
Loss for the quarter	**$ (106,057)**	$ (82,261)
Items not involving cash flows:		
Amortisation	**3,110**	332
	(102,947)	(81,929)
Changes in non-cash working capital items:		
GST recoverable	**6,623**	1,584
Prepaid expenses	**6,778**	5,000
Accounts payable and accrued liabilities	**(36,640)**	3,585
Due to directors and related parties	**12,082**	(59,562)
	(11,157)	(49,393)
Total from Operating Activities	**(114,104)**	(131,322)
Cash Flows From Investing Activities		
Mineral properties	**(52,606)**	(57,897)
Exploration expenditures	**(23,319)**	(32,456)
Acquisition – Equipment	**-**	-
Exploration advances	**-**	1,231
	(75,925)	(89,122)
Cash Flows From Financing Activities		
Shares issued for cash	**217,007**	405,372
Subscriptions received	**(16,000)**	(170,000)
Loans payable	**-**	100
	201,007	235,472
Increase (Decrease) In Cash	**10,978**	15,028
Cash, Beginning Of Quarter	**61**	1,592
Cash, End Of Quarter	**$ 11,039**	$ 16,620

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING CORP.

NOTS TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2003

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland, and Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Office equipment	20%
Computer equipment	30%
Field equipment	20%
Drilling equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

h) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of loss and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

j) Stock Based Compensation

The Company adopted the new CICA Accounting Standard relating to stock based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees and other than employees, or alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to recognize the compensation expense, the effect of which is reflected in this financial statement.

The new standard has been adopted effective for stock options and other stock based compensation payments made after January 1, 2002.

k) Loss Per Share

Basic loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated under the treasury stock method. As results of calculating fully diluted loss per share are anti-dilutive, fully diluted loss per share is not presented.

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2003

3. MINERAL PROPERTIES

Cobalt Properties, Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of March 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,591,661 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures.

Effective March 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling to $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.

On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares of the Company (100,000 issued).

On May 17, 1999, the Company entered into agreements to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 shares of the Company (issued).

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in 16 mineral claims contiguous to the Cobalt property by issuing up to 435,000 common shares (85,000 issued) over a period of 42 months from the date of regulatory acceptance of the transaction.

The Company has also staked a number of additional claims in the Cobalt Property area.

	MARCH 31 2003	JUNE 30 2002
Consideration paid to date	**$ 1,774,256**	$ 1,649,476

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2003

4. CAPITAL ASSETS

	MARCH 31 2003			JUNE 30 2002
	Cost	Accumulated Amortization	**Net Book Value**	Net Book Value
Office equipment	$ 1,076	$ 811	**$ 265**	$ 312
Computer equipment	3,913	3,192	**721**	941
Field equipment	43,413	13,313	**30,100**	3,409
	$ 48,402	$ 17,316	**$ 31,086**	$ 4,662

5. SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	March 31, 2003		Year Ended June 30, 2002	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, beginning of year	39,784,676	$ 12,143,386	15,756,770	$ 8,785,765
Issued during the year:				
For cash	3,404,000	340,400	2,966,668	390,000
For property	390,713	51,807	589,443	87,416
For finders fees	22,457	3,369	918,367	137,755
Exercise of Warrants	200,000	20,000		
For debt settlement	-	-	19,553,428	2,880,205
Share issue costs	-	-	-	(137,755)
Total issued during the period	4,017,170	415,576	24,027,906	3,357,621
Share cancelled/held for resale	(266,667)	(40,000)	(266,667)	(40,000)
Balance, end of period	43,535,179	$ 12,518,962	39,518,009	$ 12,103,386

5. Share Capital (Continued)

c) As at March 31, 2003, the following stock options were outstanding:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
RANGE OF EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.15	3,970,000	5 years	$ 0.15	3,970,000	$ 0.15

A summary of the changes in stock options for the nine months ended March 31, 2003 and year ended June 30, 2002 and 2001 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2000	1,153,500	$ 0.75
Granted	350,000	1.01
Exercised	(120,000)	0.31
Expired or cancelled	(688,250)	0.80
Balance, June 30, 2001	695,250	0.92
Granted	3,970,000	0.15
Expired or cancelled	(695,250)	0.92
Balance, June 30, 2002	3,970,000	$ 0.15
Granted	-	-
Expired or cancelled	-	-
Balance, March 31, 2003	3,970,000	$ 0.15

The fair value of the 3,970,000 options granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0%
Risk-free interest rate	5.25%
Expected life	4 years
Expected volatility	174.25%

5. **SHARE CAPITAL (Continued)**

The fair value of each option granted was $0.14. Compensation expense of $551,838 was charged to operations and credited to contributed surplus in the year ended June 30, 2002.

d) As at March 31, 2003, share purchase warrants were outstanding to purchase 5,904,001 common shares as follows:-

Number of shares	Exercise Price	Expiry Dates
1,600,001	$0.18	November 30, 2003
900,000	$0.12	March 22, 2004
1,500,000	$0.10	August 7, 2003
	and $0.12	to August 7, 2004
1,904,000	$0.10	February 12, 2004
	and $0.12	to February 12, 2005

e) Subscriptions of $100,000 are for 2,000,000 units at $0.05 per unit. Each unit consists of one share and one warrant to purchase one additional share at $0.10 per share on or before April 29, 2004, subject to TSX Venture Exchange acceptance.

6. **RELATED PARTY TRANSACTIONS**

During the nine months, the Company incurred the following transactions with related parties:

a) Deferred exploration expenditures paid to a company controlled by a director.	**$ 91,400**
b) Fees for management, para-legal, office administration and rent, travel, accounting, secretarial and communications paid to a company controlled by a director.	**$ 156,748**
c) A company controlled by a director purchased 1,500,000 units consisting of one common share and one warrant to be exercised over period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004. In addition, 200,000 warrants were exercised for a cash consideration of $20,000 by the same company.	**$ 170,000**
d) Companies controlled by directors purchased 500,000 units at $0.10 per unit. Each unit consists of one common share and one warrant to purchase one share at $0.10 to Feb 12, 2004 and at $0.12 to Feb 12, 2005.	**$ 50,000**

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2003

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the nine months ended March 31, 2003 included:- the Company issued 390,713 common shares with a value of $51,807 for property payments. The Company issued 22,457 common shares with a value of $3,369 for property finder's fees.

8. SUBSEQUENT EVENTS

The Company announced a non-brokered Private Placement of 2,000,000 units at $0.05 per unit April 29, 2003. Each unit is comprised of one (1) common share of the Company and one (1) non-transferable share purchase warrant. The warrant is exercisable for a period of one (1) year from the date the financing is closed and entitles the holder to purchase one (1) share of the Company at a price of $0.10 per share. The proceeds of the $100,000 placement will be used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital. A finders fee of up to 10% may be paid to arms length parties with respect to this placement. The placement is subject to acceptance by the TSX Venture Exchange.

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**March 31, 2003**
DATE OF REPORT	May 28, 2003

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	John A. Versfelt	2003/05/28
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"Seymour Sears"	Seymour Sears	2003/05/28
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.
SCHEDULE B: SUPPLEMENTARY INFORMATION MARCH 31, 2003

1. **Analysis of expenses and deferred costs:**

Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral property costs of $1,774,256 and the deferred exploration expense of $665,732 are all for the Cobalt, Ontario properties.

2. **Related party transactions:**

The Company was invoiced $ 156,748 during the nine months to March 31, 2003 for project management, office administration and rent, paralegal, secretarial, accounting and other services provided by a company controlled by a director.

Deferred exploration expenditures of $91,400 were invoiced during the nine months to March 31, 2003 by a company controlled by a director.

A company controlled by a director completed a private placement of 1,500,000 units at a price of $0.10 per unit, each unit consisting of one common share and one warrant to be exercised over a period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004. In addition, 200,000 warrants were exercised for a cash consideration of $20,000 by the same company controlled by a director. Companies controlled by directors purchased 500,000 units in a private placement, February 12, 2003 at $0.10 per unit. Each unit consists in one common share and one warrant to be exercised over a period of two years at $0.10 to February 12, 2004 and at $0.12 to February 12, 2005.

3. **Summary of securities issued and options granted during the year to date:**

a) Securities issued:

Date	**Type**	**Issue**	**Numbers**	**Price**	**Proceeds**	**Consideration**
Aug 9/02	Common	Private placement	1,500,000	$0.10	$ 150,000	Cash
Aug 12/02	Common	Property payment	116,470	$0.15	17,471	Property
Aug 12/02	Common	Property finder	9,318	$0.15	1,398	Finder's fee
Aug 15/02	Common	Exercise of warrants	200,000	$0.10	20,000	Cash
Oct 22/02	Common	Property payment	25,000	$0.15	3,750	Property
Oct 25/02	Common	Returned to Treasury	(266,667)	$0.15	(40,000)	
Dec 23/02	Common	Property payment	85,000	$0.07	5,950	Property
Total			**1,669,121**		**158,569**	
Feb 7/03	Common	Property payment	164,243	$0.15	24,636	Property
Feb 7/03	Common	Property finder	13,139	$0.15	1,971	Finder's fee
Feb 24/03	Common	Private placement	1,904,000	$0.10	190,400	Cash
Total			**3,750,503**		**$ 375,576**	

b) Options granted: On June 19, 2002, 3,970,000 options at a price of $0.15 per share were granted to the directors, officers, employees and consultants of the Company as follows:

Name	Price	Number	Date Granted	Expiry Date
American Resource Management Consultants Inc. (John A. Versfelt)	$0.15	1,987,500	06/19/02	06/19/07
Julio C. Benedetti	0.15	52,500	06/19/02	06/19/07
Seymour M. Sears	0.15	1,000,000	06/19/02	06/19/07
D. Alex Caldwell	0.15	500,000	06/19/02	06/19/07
Employee	0.15	50,000	06/19/02	06/19/07
Consultant	0.15	380,000	06/19/02	06/19/07

During the nine months to March 31, 2003 no options expired or were cancelled.

4. Summary of securities as at the end of the reporting period:

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 43,535,179 common shares with no par value.

b) Outstanding options, warrants and convertible debentures:

Options: 3,970,000 options at $0.15 per share until June 19, 2007.

Warrants: 1,600,001 at $0.18 per share up to November 30, 2003 .

900,000 at $0.12 per share to March 22, 2004.

1,500,000 at $0.10 per share to August 7, 2003 and at $0.12 per share to August 7, 2004.

1,904,000 at $0.10 per share to February 12, 2004 and at $0.12 per share to February 12, 2005.

(c) Shares in escrow: Nil.

5. Names of directors and officers as at March 31, 2003:

Directors:
John A. Versfelt
Julio C. Benedetti
Seymour M. Sears
J. Terry Aimone
J. David Meer

Officers:
John A. Versfelt, President and CEO
D. Alexander Caldwell, Secretary

CABO MINING CORP.
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
MARCH 31, 2003

Summary

Prospecting and stripping programs, completed during the Summer/Fall 2002, on the Cobalt Property had resulted in the mapping of several xenolith bearing hypabyssal dyke intrusions in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. On November 18, 2002 the Company announced the commencement of a 700 metre diamond drill program to further test the Pan - Anderson Lake Area, where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Drill holes CC-14, 15, 16 and 18 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C. Nine diamond drill holes were completed (as announced January 27, 2003) and the cores from holes CC-15 and CC-16 were split and shipped to Saskatchewan Research Council for analysis. None of these 23 samples were found to contain any microdiamonds.

Kennecott Canada Exploration Inc. had agreed to carry out microdiamond analysis of drill hole CC-18 (as per February 12, 2003 news release), in return for the first right to earn an option interest in the property if results were encouraging. However, only one of these 16 samples was found to contain a microdiamond. Despite these poor drill results the Company's geologist is optimistic and is continuing surface exploration of the area.

The Company also announced February 12, 2003 that the non-brokered private placement announced November 18, 2002 was closed December 31, 2002. This financing provided the Company with $190,400 and the 1,904,000 units were issued February 24, 2003. Proceeds were used for Cobalt Property mineral exploration and property payments and for administration and unallocated working capital.

The Company announced a non-brokered Private Placement of 2,000,000 units at $0.05 per unit April 29, 2003. Each unit is comprised of one (1) common share of the Company and one (1) non-transferable share purchase warrant. The warrant is exercisable for a period of one (1) year from the date the financing is closed and entitles the holder to purchase one (1) share of the Company at a price of $0.10 per share. The proceeds of the $100,000 placement will be used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital. A finders fee of up to 10% may be paid to arms length parties with respect to this placement. The placement is subject to acceptance by the TSX Venture Exchange.

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the negotiations concerning the planned acquisition of a second drilling services company in Eastern Canada. Independent third party due diligence appraisal and evaluation of the drilling services companies was completed in March, 2003 and the business plan was completed February 18, 2003.

The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. Pricing and terms of the financing are not yet complete.

Financing

During the first quarter to September 30, 2002, the Company completed one private placement transaction resulting in the issuance of 1,500,000 units (one share and one warrant) at $0.10 per unit which was completed August 9, 2002. Also, 200,000 warrants at $0.10 per share were exercised in the first quarter for proceeds of $20,000.

The Company also announced February 12, 2003 that the non-brokered private placement announced November 18, 2002 was closed December 31, 2002. This financing provided the Company with $190,400, including $76,000 of Canadian tax flow through funds, resulting in 760,000 tax (Canadian) flow through units and 1,144,000 non-flow through units. Each unit is priced at $0.10 per unit and consists of one share and one non-transferable share purchase warrant. The warrants entitle the subscriber to purchase one additional share of the Company at a price of $0.10 per share in the first year and at $0.12 per share in the second year. Proceeds will be used for Cobalt Property mineral exploration and property payments and for administration and unallocated working capital.
These 1,904,000 shares were issued February 24, 2003. Another $100,000 is currently being raised by a private placement announced April 29, 2003. (See subsequent events below).

Cobalt Property payments in the form of shares, pursuant to the terms of option agreements previously announced and accepted by the Exchange in 1999, totaling 125,788 shares were paid to the property vendors in August and September, 2002. Another 110,000 shares valued at $9,700 were issued for property in the quarter to December 31, 2002. On February 7, 2003 a further 177,382 shares were issued pursuant to the Cobalt Property agreements.

Exploration Activity and Expenditures

To March 31, 2003 cumulative exploration expenses on the Cobalt, Ontario Property were $665,732 and cumulative property costs were $1,774,256. Exploration expenditures on the Ontario Property were $145,504 for the nine months, of which $28,310 was spent in first quarter, $93,875 in the second quarter and $23,319 in the third quarter.

Expenditures returned to first quarter levels with the completion of the drilling program, with most work being carried out comprising surface sampling, prospecting and project management by the consulting geologist.

	Current Quarter	Previous Quarter
	March 31, 2003	December 31, 2002
Drilling	$ 11,457	$ 65,128
Project Mgmt. & Claim Maintce.	23,967	10,869
Assays	8,064	7,488

General and Administrative Expenditures

During the nine months ended March 31, 2003, general and administration expenditures were at $333,250, of which $104,682 was spent in the first quarter, $108,783 in the second quarter and $106,057 in the third quarter. Also, in the first quarter the Company wrote-off $13,728 prepayment to an exploration company which declared bankruptcy. In the first quarter the Company negotiated with Heath & Sherwood, potential financiers and the Exchange, and completed the regulatory filings which led to the announcement of the acquisition agreement with Heath & Sherwood on September 12, 2002. A number of financings and the acquisition of additional property in the Cobalt, Ontario area also resulted from this activity. During the second quarter the Company incurred significant expenditures related to the preparation of the business plan and the third party due diligence report for the drilling companies. In addition, the Company's annual general meeting (AGM) materials were prepared and distributed, the AGM was held and the Company's Annual Information Form was prepared. Work continued on completing the private placement offering memorandum and filing flow through documents. In the meantime, quarterly financials, reports, budgets, various property agreements and management of the exploration activities continued to consume the same level of management, regulatory and accounting resources as previous quarters. Consulting fees included third party management consulting and costs related to preparation of the business plan and management costs related to the many meetings with potential financiers. Due diligence legal fees for the drilling company acquisition were also incurred in the third quarter.

Tabulated below are major components of the changes in expenditure levels, compared to the previous quarter.

	Current Quarter	Previous Quarter
	March 31, 2003	December 31, 2002
Administration fees	$ 17,436	$ 19,345
Consulting fees	21,975	31,959
Professional fees	12,828	6,112
Financing fees	14,100	
Regulatory fees	12,505	18,161

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the current quarter to March 31, 2003, ARMC billed $48,230 ($60,015 in the previous quarter) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services (including drilling supervision) to the Company. For the current quarter to March 31, 2003, Sears billed $15,703 for these services ($37,440 in the previous quarter).

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. The March 31, 2003 quarter was charged with $5,000 of this expense.

Subsequent Events

The Company announced a non-brokered Private Placement of 2,000,000 units at $0.05 per unit April 29, 2003. Each unit is comprised of one (1) common share of the Company and one (1) non-transferable share purchase warrant. The warrant is exercisable for a period of one (1) year from the date the financing is closed and entitles the holder to purchase one (1) share of the Company at a price of $0.10 per share. The proceeds of the $100,000 placement will be used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital. A finders fee of up to 10% may be paid to arms length parties with respect to this placement. The placement is subject to acceptance by the TSX Venture Exchange.

#1293-2(b)
NO. #82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: April 29, 2003

3. **Press Release**
A news release dated April 29, 2003, delivered to Market News and Canada Stockwatch.

4. **Summary of Material Change**
The Issuer announces a non-brokered private placement of 2,000,000 units at $0.05 per unit. Each unit is to be comprised of one (1) common share and one (1) non-transferable share purchase warrant. The warrant is to be exercisable for a period of one (1) year from the date the financing is closed and will entitle the holder to purchase one (1) share of the Issuer at a price of $0.10 per share. The proceeds of the placement will be used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital. A finders fee of up to 10% may be paid to arms length parties with respect to this placement.

5. **Full Description of Material Change**: See attached news release dated April 29, 2003.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 29th day of April, 2003.

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

\\ALEX\MYFILES\CABO\FORMS\BCF 53-901Fmcr - 042903 - pp.doc

CABO mining corp.

FOR RELEASE: April 29, 2003

CONTACT: John A. Versfelt

Trading Symbol: **CEV** TSX-V
Telephone: (604) 681-8899
Fax: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

PRIVATE PLACEMENT

Cabo Mining Corp. announces a non-brokered Private Placement of 2,000,000 units at $0.05 per unit. Each unit is comprised of one (1) common share of the Company and one (1) non-transferable share purchase warrant. The warrant is exercisable for a period of one (1) year from the date the financing is closed and entitles the holder to purchase one (1) share of the Company at a price of $0.10 per share. The proceeds of the $100,000 placement will be used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital. A finders fee of up to 10% may be paid to arms length parties with respect to this placement. The placement is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

#1293-2(b)
NO.# 82-1401

CABO
mining corp.

FOR RELEASE: April 29, 2003

CONTACT: John A. Versfelt

Trading Symbol: **CEV** TSX-V
Telephone: (604) 681-8899
Fax: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

PRIVATE PLACEMENT

Cabo Mining Corp. announces a non-brokered Private Placement of 2,000,000 units at $0.05 per unit. Each unit is comprised of one (1) common share of the Company and one (1) non-transferable share purchase warrant. The warrant is exercisable for a period of one (1) year from the date the financing is closed and entitles the holder to purchase one (1) share of the Company at a price of $0.10 per share. The proceeds of the $100,000 placement will be used for mineral exploration, preparation of a business plan with respect to the Company's proposed drilling company acquisition, property payments on the Cobalt, Ontario Project and for administration and unallocated working capital. A finders fee of up to 10% may be paid to arms length parties with respect to this placement. The placement is subject to acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

* * * *

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein.

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: March 7, 2003

3. **Press Release**
A news release dated, March 7, 2003delivered to Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces the results of microdiamond processing on core from three of nine drill holes completed on the Cobalt Area project in northeastern Ontario. One half of the split core from the entire length of holes CC-15 and CC16 was processed at the Saskatchewan Research Council laboratory in Saskatoon. None of the 23 samples were found to contain any microdiamonds. The third hole, CC-18 was split and one half processed by Kennecott Canada Exploration Inc. at their processing facility in Thunder Bay, Ontario. One of the 16 samples processed from the breccia unit was found to contain 1 microdiamond.

5. **Full Description of Material Change**: See attached news release dated March 7, 2003.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 7th day of March, 2003.

John A. Versfelt
President & CEO

CABO
mining corp.

FOR RELEASE: March 7, 2003

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
CONTACT: John A. Versfelt
e-mail: : cabo@cabo.ca
web site: www.cabo.ca

DIAMOND DRILL PROGRAM UPDATE

Further to the Cabo Mining Corp. news releases of January 27, 2003, and February 12, 2003, Cabo wishes to release the results of microdiamond processing on core from three of nine drill holes completed on the Cobalt Area project in northeastern Ontario. All three holes were designed to acquire additional samples from a lamprophyric breccia referred to as the Boundary Zone Breccia in the Pan-Anderson Lake area of Lorrain Township. Two of these holes (CC-15 and CC16) were drilled from east to west in the immediate vicinity of an earlier hole (CC-14) that intersected a 4.15 metre wide zone that contained 95 microdiamonds including four (4) macrodiamonds (press release in June of 2002) and beneath a bedrock exposure from which a surface channel sample contained two microdiamonds. One half of the split core from the entire length of these two holes was processed at the Saskatchewan Research Council laboratory in Saskatoon. None of the 23 samples were found to contain any microdiamonds. The Company's geologist, Seymour Sears, believes diamond distribution within the complex breccia is very erratic and that the holes failed to intersect a diamondiferous pocket.

The third hole, CC-18 was drilled from west to east into the center of the exposed breccia zone, approximately 20 meters east of Hole CC-14. The 132 meter hole intersected a layered breccia sequence with local mafic to intermediate and hypabyssal lamprophyre dykes. Part of this hole (106.2 meters representing the brecciated component of the hole) was split and one half processed by Kennecott Canada Exploration Inc. at their processing facility in Thunder Bay, Ontario. One of the 16 samples processed from the breccia unit was found to contain 1 microdiamond.

The Company would like to express it's gratitude for the contribution of Kennecott Canada Exploration Inc. to the program.

Despite the results from these three holes, the Company's geologist advises there is continued reason to believe that the potential of the lamprophyre complex in the Pan-Anderson Lake area of the property to host diamonds is good. More than thirty lamprophyre occurrences have been discovered in this area of which only two have been tested for microdiamond content.

Cabo has been exploring for silver and base metals on the large Cobalt Area property (more than 11,000 hectares) for several years, with only limited efforts directed towards diamonds. At least thirteen kimberlite pipes, the more traditional host for diamonds, have been discovered in the immediate area. Upon completion of further financing, the Company plans to process the remaining six holes in the lamprophyre breccia zone as well as the hypabyssal type fragmental lamprophyre that has not yet been processed from hole CC-18.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President and CEO

conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(b)
NO. # 82-1401

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**December 31, 2002**
DATE OF REPORT	February 27, 2003

CERTIFICATE

Schedule A (Financial Statements) required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	**John A. Versfelt**	**2003/02/27**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"Seymour Sears"	**Seymour Sears**	**2003/02/27**
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Unaudited – Prepared by Management)

CABO MINING CORP.

CONSOLIDATED BALANCE SHEETS

	DEC 31 2002	JUNE 30 2002
ASSETS		
Current		
Cash	$ 61	$ 3,739
Goods and services tax recoverable	13,838	14,687
Prepaid expenses	44,945	63,085
	58,844	81,511
Mineral Properties (Note 3)	1,721,650	1,649,476
Deferred Exploration Expenditures	642,413	520,228
Exploration Advances	33,282	50,761
Capital Assets (Note 4)	34,196	4,662
	$ 2,490,385	$ 2,306,638
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 74,761	$ 28,490
Due to directors and related parties (Note 7)	108,986	34,886
	183,747	63,376
Share Subscriptions	116,000	24,000
	299,747	87,376
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 5)	12,301,955	12,103,386
Contributed Surplus (Note 5)	551,838	551,838
Deficit	(10,663,155)	(10,435,962)
	2,190,638	2,219,262
	$ 2,490,385	$ 2,306,638

Approved by the Board:

"John A. Versfelt" — "Seymour Sears"

John A. Versfelt — Seymour Sears

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED

	DECEMBER 31 2002	2001
Expenses		
Administration	$ **40,395**	$ 23,450
Amortization	**5,566**	664
Bank charges, interest and exchange	**315**	591
Communications	**9,102**	3,114
Consulting fees	**43,209**	9,361
Media publishing and marketing services	**10,980**	-
Printing and sundry	**3,788**	5,934
Professional fees	**21,341**	31,319
Regulatory	**34,941**	31,271
Rent	**6,000**	6,000
Secretarial services	**15,605**	6,476
Transfer agent and filing fees	**14,660**	13,920
Travel	**7,563**	-
Loss Before The Following	**213,465**	132,100
Loss on termination of contract	**13,728**	-
Loss For The Six Months	**227,193**	132,100
Deficit, Beginning Of Year	**10,435,962**	9,615,441
Deficit, End Of Period	$ **10,663,155**	$ 9,747,541
Basic Loss Per Share	$ **0.01**	$ 0.01

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE QUARTERS ENDED

	DECEMBER 31 2002	2001
Expenses		
Administration	**$ 19,345**	$ 13,925
Amortization	**2,677**	332
Bank charges, interest and exchange	**121**	274
Communications	**3,149**	1,932
Consulting fees	**31,959**	9,361
Media publishing and marketing services	**5,000**	-
Printing and sundry	**3,244**	5,301
Professional fees	**6,112**	18,891
Regulatory	**18,161**	21,171
Rent	**3,000**	3,000
Secretarial services	**6,743**	3,741
Transfer agent and filing fees	**6,673**	10,523
Travel	**2,599**	-
Loss Before The Following	**108,783**	88,451
Loss on termination of contract	**-**	-
Loss For The Quarter	**108,783**	88,451
Deficit, Beginning Of Quarter	**10,554,372**	9,659,090
Deficit, End Of Quarter	**$ 10,663,155**	$ 9,747,541
Basic Loss Per Share	**$ 0.00**	$ 0.00

CABO MINING CORP.

SCHEDULE OF DEFERRED EXPLORATION EXPENDITURES

FOR THE PERIODS

	SIX MONTHS DEC 31, 2002	YEAR ENDED JUNE 30, 2002
Exploration Expenditures		
Accommodation and food	$ 700	$ -
Annual rental fees	2,118	1,664
Assays and sample preparation	7,488	1,040
Contract fees		
- Project management and geologists	34,836	35,036
- Reports and maps	8,138	-
Rental and Storage	1,725	-
Drilling	65,128	19,728
Travel	1,160	-
Equipment expenses	892	-
	122,185	57,468
Deferred Exploration, Beginning of Year	520,228	462,760
Deferred Exploration, End of Quarter	$ 642,413	520,228
Allocation of Deferred Exploration		
Cobalt Property, Ontario	$ 642,413	$ 520,228

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED

	DECEMBER 31 2002	2001
Cash Flows From Operating Activities		
Loss for the six months	$ (227,193)	$ (132,100)
Items not involving cash flows:		
Amortization	5,566	664
	(221,627)	(131,436)
Changes in non-cash working capital items:		
GST recoverable	849	(566)
Prepaid expenses	18,140	(60,000)
Accounts payable and accrued liabilities	46,271	(85,525)
Due to directors and related parties	74,100	39,158
Sub-total	139,360	(106,933)
Total from Operating Activities	(82,267)	(238,369)
Cash Flows From Investing Activities		
Mineral properties	(72,174)	(138,799)
Exploration expenditures	(122,185)	(20,055)
Acquisition - Equipment	(35,100)	-
Exploration advances	17,479	(54,958)
	(211,980)	(213,812)
Cash Flows From Financing Activities		
Shares issued for cash	198,569	2,661,887
Loans payable	-	(2,490,810)
Subscriptions received	92,000	280,000
	290,569	451,077
Increase (Decrease) In Cash	(3,678)	(1,104)
Cash, Beginning Of Year	3,739	2,696
Cash, End Of Period	$ 61	$ 1,592

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED

	DECEMBER 31 2002	DECEMBER 31 2001
Cash Flows From Operating Activities		
Loss for the quarter	$ **(108,783)**	$ (88,451)
Items not involving cash flows:		
Amortisation	**2,677**	332
	(106,106)	(88,119)
Changes in non-cash working capital items:		
GST recoverable	**(6,541)**	(2,236)
Prepaid expenses	**12,513**	(60,000)
Accounts payable and accrued liabilities	**32,847**	(104,412)
Due to directors and related parties	**74,805**	854
	113,624	(165,794)
Total from Operating Activities	**7,518**	(253,913)
Cash Flows From Investing Activities		
Mineral properties	**(29,700)**	(116,841)
Exploration expenditures	**(93,875)**	(9,925)
Acquisition – Equipment	**-**	-
Exploration advances	**-**	(54,958)
	(123,575)	(181,724)
Cash Flows From Financing Activities		
Shares issued for cash	**9,701**	2,661,887
Loans payable	**-**	(2,509,110)
Subscriptions received	**106,000**	280,000
	115,701	432,777
Increase (Decrease) In Cash	**(356)**	(2,860)
Cash, Beginning Of Quarter	**417**	4,452
Cash, End Of Quarter	$ **61**	$ 1,592

Supplemental Disclosure With Respect To Cash Flows (Note 7)

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2002

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland; Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Office equipment	20%
Computer equipment	30%
Field equipment	20%
Drilling equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair values approximate their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

h) Foreign currency translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of loss and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income and Resource Taxes

Income and resource taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

j) Stock Based Compensation

The Company adopted the new CICA Accounting Standard relating to stock based compensation and other stock-based payments. This new standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees and other than employees, or alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings. The Company has elected to recognize the compensation expense, the effect of which is reflected in this financial statement.

The new standard has been adopted effective for stock options and other stock based compensation payments made after January 1, 2002.

k) Loss Per Share

Basic loss per share is based on the weighted average number of shares outstanding during the year. Fully diluted loss per share is calculated under the treasury stock method. As results of calculating fully diluted loss per share are anti-dilutive, fully diluted loss per share is not presented.

3. MINERAL PROPERTIES

Cobalt Properties, Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,310,948 issued). The remaining common shares to be issued will be issued on the basis of one share for each one-dollar expended by the Company on exploration and property expenditures.

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling to $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.

On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares of the Company (100,000 issued).

On May 17, 1999, the Company entered into agreements to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 shares of the Company (issued).

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in 16 mineral claims contiguous to the Cobalt property by issuing up to 435,000 common shares(85,000 issued) over a period of 42 months from the date of regulatory acceptance of the transaction.

The Company has also settled a number of additional claims in the Cobalt Property area.

	DEC 31 2002	JUNE 30 2002
Consideration paid to date	**$ 1,721,650**	$ 1,649,476

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2002

4. CAPITAL ASSETS

	DECEMBER 31 2002			JUNE 30 2002
	Cost	Accumulated Amortization	**Net Book Value**	Net Book Value
Office equipment	$ 1,076	$ 795	**$ 281**	$ 312
Computer equipment	3,913	3,107	**806**	941
Field equipment	43,413	10,304	**33,109**	3,409
	$ 48,402	$ 14,206	**$ 34,196**	$ 4,662

5. SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	December 31, 2002		Year Ended June 30, 2002	
	SHARES	**AMOUNT**	SHARES	AMOUNT
Balance, beginning of year	**39,784,676**	**$ 12,143,386**	**15,756,770**	**$ 8,785,765**
Issued during the year:				
For cash	**1,500,000**	**150,000**	**2,966,668**	**390,000**
For property	**226,470**	**27,171**	**589,443**	**87,416**
For finders fees	**9,318**	**1,398**	**918,367**	**137,755**
Exercise of Warrants	**200,000**	**20,000**		
For debt settlement	-	-	**19,553,428**	**2,880,205**
Share issue costs	-	-	-	**(137,755)**
Total issued during the period	**1,935,788**	**198,569**	**24,027,906**	**3,357,621**
Share cancelled/held for resale	**(266,667)**	**(40,000)**	**(266,667)**	**(40,000)**
Balance, end of year	**41,453,797**	**$ 12,301,955**	**39,518,009**	**$ 12,103,386**

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2002

5. Share Capital (Continued)

c) As at December 31, 2002, the following stock options were outstanding:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
RANGE OF EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
$ 0.15	3,970,000	5 years	$ 0.15	3,970,000	$ 0.15

A summary of the changes in stock options for the six months ended December 31, 2002 and year ended June 30, 2002 and 2001 is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, June 30, 2000	1,153,500	$ 0.75
Granted	350,000	1.01
Exercised	(120,000)	0.31
Expired or cancelled	(688,250)	0.80
Balance, June 30, 2001	695,250	0.92
Granted	3,970,000	0.15
Expired or cancelled	(695,250)	0.92
Balance, June 30, 2002	3,970,000	$ 0.15
Granted	-	-
Expired or cancelled	-	-
Balance, December 31, 2002	3,970,000	$ 0.15

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0%
Risk-free interest rate	5.25%
Expected life	4 years
Expected volatility	174.25%

5. SHARE CAPITAL (Continued)

The fair value of each option granted was $0.14. Compensation expense of $551,838 was charged to operations and credited to contributed surplus in the year ended June 30, 2002.

d) As at December 31, 2002, share purchase warrants were outstanding to purchase 4,000,001 common shares, 1,600,001 at $0.18 per share up to November 30, 2003 and 900,000 at $0.10 per share up to March 22, 2003 and at $0.12 per share up to March 22, 2004 and 1,500,000 at $0.10 per share up to August 7, 2003 and at $0.12 per share up to August 7, 2004.

e) Subscriptions of $116,000 are for 1,160,000 units at $0.10 per unit. Each unit consists of one share and one warrant to purchase one additional share at $0.10 per share on or before February 12, 2004, and at $0.12 per share on or before February 12, 2005.

6. RELATED PARTY TRANSACTIONS

During the six months, the Company incurred the following transactions with related parties:

a) Deferred exploration expenditures paid to a company controlled by a director.	**$ 54,465**
b) Fees for management, para-legal, office administration and rent, travel, accounting, secretarial and communications paid to a company controlled by a director.	**$ 116,114**
c) A company controlled by a director purchased 1,500,000 units consisting of one common share and one warrant to be exercised over period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004. In addition, 200,000 warrants were exercised for a cash consideration of $20,000 by the same company.	**$ 170,000**

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2002

7. **SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS**
Significant non-cash transactions for the six months ended December 31, 2002 included:

a.) The Company issued 226,470 common shares with a value of $27,171 for property payments.

b.) The Company issued 9,318 common shares with a value of $1,398 for finder's fee.

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**December 31, 2002**
DATE OF REPORT	February 27, 2003

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John A. Versfelt"	John A. Versfelt	2003/02/27
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

"Seymour Sears"	Seymour Sears	2003/02/27
DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD

CABO MINING CORP.
SCHEDULE B: SUPPLEMENTARY INFORMATION DECEMBER 31, 2002

1. Analysis of expenses and deferred costs:

Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral property costs of $1,721,650 and the deferred exploration expense of $642,413 are all for the Cobalt, Ontario properties.

2. Related party transactions:

The Company was invoiced $ 116,114 during the six months to December 31, 2002 for project management, office administration and rent, paralegal, secretarial, accounting and other services provided by a company controlled by a director.

Deferred exploration expenditures of $54,465 were invoiced by a company controlled by a director.

A company controlled by a director completed a private placement of 1,500,000 units at a price of $0.10 per unit, each unit consisting of one common share and one warrant to be exercised over period of two years at $0.10 to August 7, 2003 and at $0.12 to August 7, 2004. In addition, 200,000 warrants were exercised for a cash consideration of $20,000 by the same company controlled by a director.

3. Summary of securities issued and options granted during the year to date:

a) Securities issued:

Date	Type	Issue	Numbers	Price	Proceeds	Consideration
Aug 9/02	Common	Private placement	1,500,000	$0.10	$ 150,000	Cash
Aug 12/02	Common	Property payment	116,470	$0.15	$ 17,471	Property
Aug 12/02	Common	Property finder	9,318	$0.15	$ 1,398	Finder's fee
Aug 15/02	Common	Exercise of warrants	200,000	$0.10	$ 20,000	Cash
Oct 22/02	Common	Property payment	25,000	$0.15	$ 3,750	Property
Dec 23/02	Common	Property payment	85,000	$0.07	$ 5,950	Property
Total			**1,935,788**		**$ 198,569**	
Oct 25/02	Common	Returned to Treasury	(266,667)	$0.15	$ (40,000)	
Total			**1,669,121**		**$ 158,569**	

b) Options granted: on June 19, 2002, 3,970,000 options at a price of $0.15 per share were granted to the directors, officers, employees and consultants of the Company as follows:

Name	Price	Number	Date Granted	Expiry Date
American Resource Management Consultants Inc. (John A. Versfelt)	$0.15	1,987,500	06/19/02	06/19/07
Julio C. Benedetti	0.15	52,500	06/19/02	06/19/07
Seymour M. Sears	0.15	1,000,000	06/19/02	06/19/07
D. Alex Caldwell	0.15	500,000	06/19/02	06/19/07
Employee	0.15	50,000	06/19/02	06/19/07
Consultant	0.15	380,000	06/19/02	06/19/07

During the six months to December 31, 2002 no options expired or were cancelled.

Additional information regarding the fair value of the options granted is contained in the note # 5 of the consolidated financial statements to December 31, 2002.

4. Summary of securities as at the end of the reporting period:

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 41,453,797 common shares with no par value.

b) Outstanding options, warrants and convertible debentures:

Options: 3,970,000 options at $0.15 per share until June 19, 2007.

Warrants: 1,600,001 at $0.18 per share up to November 30, 2003 .

900,000 at $0.10 per share to March 22, 2003 and at $0.12

1,500,000 at $0.10 per share to August 7, 2003 and at $0.12 per share to August 7, 2004.

(c) Shares in escrow: Nil.

5. Names of directors and officers as at December 31, 2002:

Directors:	John A. Versfelt Julio C. Benedetti Seymour M. Sears J. Terry Aimone J. David Meer
Officers:	John A. Versfelt, President and CEO D. Alexander Caldwell, Secretary

CABO MINING CORP.
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
DECEMBER 31, 2002

Summary

On November 18, 2002 Cabo Mining Corp. (the Company) announced the commencement of a 700 metre diamond drill program to further test the Pan - Anderson Lake Area of its Cobalt Property where, as reported June 17, 2002, a 4.15m drill interval (32.45m to 36.60 m) in hole CC-14 returned a total of 95 diamonds, including 4 macros, from a lamprophyre-diatreme breccia complex. Nine diamond drill holes were completed (as announced January 27, 2003) and the cores from holes CC-15 and CC-16 have been split and shipped to Saskatchewan Research Council for analysis. All nine holes are within the 100 metre by 75 metre area around hole CC-14, where a diamond discovery was announced June 17, 2002.

Kennecott Canada Exploration Inc. has agreed to carry out microdiamond analysis of drill hole CC-18 (as per February 12, 2003 news release), in return for the first right to earn an option interest in the property if results are encouraging.

The Company also announced February 12, 2003 that the non-brokered private placement announced November 18, 2002 was closed December 31, 2002. This financing provided the Company with $190,400. Proceeds will be used for Cobalt Property mineral exploration and property payments and for administration and unallocated working capital.

Prospecting and stripping programs, completed during the Summer/Fall 2002, on the Cobalt Property had resulted in the mapping of several xenolith bearing hypabyssal dyke intrusions in the Pan – Anderson Lake area trending in a north east direction over a distance of at least three kilometres. The corridor hosting these dykes is in excess of 200 metres wide. The lamprophyres also occur as diatreme facies. Drill holes CC-14, 15, 16 and 18 were drilled under a diatreme zone which straddles the boundary between properties optioned from Outcrop Explorations Limited and Prairie C .

Work continues with respect to the Company's planned acquisition of Heath & Sherwood Drilling (1986) Inc. and the negotiations concerning the planned acquisition of a second drilling services company in Eastern Canada. Independent third party due diligence appraisal and evaluation of the drilling services companies will be completed in March, 2003 and the business plan was completed February 18, 2003.

The closing of the Heath and Sherwood transaction is subject to the Company arranging not less than $2 million in financing to provide for capital expenditures and working capital for drilling company operations. Pricing and terms of the financing are not yet complete.

Financing

During the first quarter to September 30, 2002, the Company completed one private placement transaction resulting in the issuance of 1,500,000 units (one share and one warrant)

at $0.10 per unit which was completed August 9, 2002. Also, 200,000 warrants at $0.10 per share were exercised in the first quarter for proceeds of $20,000.

The Company also announced February 12, 2003 that the non-brokered private placement announced November 18, 2002 was closed December 31, 2002. This financing provided the Company with $190,400, including $76,000 of Canadian tax flow through funds, from subscription agreement for 760,000 tax (Canadian) flow through units and 1,144,000 non-flow through units. Each unit is priced at $0.10 per unit and consists of one share and one non-transferable share purchase warrant. The warrants entitle the subscriber to purchase one additional share of the Company at a price of $0.10 per share in the first year and at $0.12 per share in the second year. Proceeds will be used for Cobalt Property mineral exploration and property payments and for administration and unallocated working capital.

Cobalt Property payments in the form of shares, pursuant to the terms of option agreements previously announced and accepted by the Exchange in 1999, totaling 125,788 shares were paid to the property vendors in August and September, 2002. Another 110,000 shares valued at $9,700 were issued for property in the quarter to December 31, 2002.

The 266,667 shares which were held for resale at the year end June 30, 2002 were returned to the treasury for cancellation October 25, 2002.

Exploration Activity and Expenditures

To December 31, 2002 cumulative exploration expenses on the Cobalt, Ontario Property were $642,413 and cumulative property costs were $1,721,650. Exploration expenditures on the Ontario Property were $122,185 for the six months, of which $28,310 was spent in first quarter and $93,875 in the second quarter.

The increase in expenditures in the second quarter related to the drilling program, caustic fusion advance, project management and claim maintenance by the consulting geologist.

	Current Quarter	Previous Quarter
	December 31, 2002	September 30, 2002
Drilling	$ 65,128	$ -
Project Mgmt. & Claim Maintce.	10,869	23,967
Caustic Fusion Advance	7,488	-

General and Administrative Expenditures

During the six months ended December 31, 2002, general and administration expenditures were at $213,465, of which $104,682 was spent in the first quarter and $108,783 in the second quarter. In the first quarter the Company negotiated with Heath & Sherwood, potential financiers and the Exchange, and completed the regulatory filings which led to the announcement of the acquisition agreement with Heath & Sherwood on September 12, 2002. A number of financings and the acquisition of additional property in the Cobalt, Ontario area also resulted from this activity. During the second quarter the Company incurred significant expenditures related to the preparation of the business plan and the third party due diligence

report for the drilling companies. In addition, the Company's annual general meeting (AGM) materials were prepared and distributed, the AGM was held and the Company's Annual Information Form was prepared. Work continued on completing the private placement offering memorandum and filing flow through documents. In the meantime, second quarter financials, reports, budgets, various property agreements and management of the exploration activities continued to consume the same level of management, regulatory and accounting resources as the first quarter. Consulting fees and costs included finders fees, third party management consulting and costs related to preparation of business plan.

Tabulated below are major components of the changes in expenditure levels, compared to the previous quarter.

	Current Quarter	Previous Quarter
	December 31, 2002	September 30, 2002
Administration fees	$ 19,345	$ 21,050
Consulting fees	31,959	11,250
Professional fees	6,112	15,229
Regulatory fees	18,161	16,780
Secretarial Services	6,743	8,862
Transfer Agent & filing fees	6,673	7,987

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general management, administration and secretarial, accounting, paralegal services, office facilities and related services to the Company. For the current quarter to December 31, 2002, ARMC billed $60,015 ($56,099 in the previous quarter) for these services.

Seymour Sears, a director of the Company, through his company Sears, Barry & Associates (Sears) provides geological consulting services (including drilling supervision) to the Company. For the current quarter to December 31, 2002, Sears billed $37,440 for these services ($30,346 in the previous quarter).

In the first quarter the Company had to write-off $13,728 prepayment to an exploration company which declared bankruptcy. The Company determined that recovery of any money from the debtor was impossible.

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three-year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to them. The December 31, 2002 quarter was charged with $5,000 of this expense.

#1293-2(b)
NO. #82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: February 12, 2003

3. **Press Release**
A news release dated February 12, 2003, delivered to Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces that Kennecott Canada Exploration Inc. has agreed to carry out microdiamond analysis by caustic fusion on one of the drill holes recently completed on its Cobalt Area Project in northeastern Ontario. The Issuer also announces that the non-brokered private placement set out in the Company's November 18, 2002, news release, closed December 31, 2002, and was accepted by the TSX Venture Exchange February 6, 2003. This financing provided the Company with $190,400 including $76,000 of Canadian tax flow through funds. The shares to be issued are subject to a four (4) month hold period which will expire June 12, 2003. The warrants issued pursuant to the offering entitle the holders to acquire one additional share for each share purchased and are exercisable at $0.10 per share on or before February 12, 2004, and at $0.12 per share on or before February 12, 2005.

5. **Full Description of Material Change**: See attached news release dated February 12, 2003.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 12th day of February, 2003.

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

A:\BCF 53-901mcr - 021203 - Knnct tst core - pp hld.doc

CABO
mining corp.

FOR RELEASE: February 12, 2003

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: : cabo@cabo.ca
web site: www.cabo.ca

KENNECOTT TO ASSIST IN TEST OF DIAMOND PROPERTY CORE

Further to the Cabo Mining Corp ("Cabo") news release of January 27, 2003, Cabo announces that Kennecott Canada Exploration Inc. ("Kennecott") have agreed to carry out microdiamond analysis by caustic fusion on one of the drill holes recently completed on the Cobalt Area Project in northeastern Ontario in return for the first right to earn an interest in option the property if results are encouraging.

This hole (CC-18) was drilled in the Boundary Zone lamprophyric breccia near an earlier diamond discovery hole (CC-14). Hole CC-18 was a scissor hole drilled from the west at -45 degrees. It was terminated at 132 meters after intersecting a layered breccia sequence with local mafic to intermediate and hypabyssal lamprophyre dykes. The zone is thought to be an Archean aged volcanic rock or sub-volcanic diatreme, similar in age, petrography, geological setting and appearance to diamondiferous breccias in the Wawa area of north-central Ontario. Kennecott proposes to sample approximately half of the hole CC-18 core logged as breccia and process the material at its laboratory in Thunder Bay, Ontario. Hole CC-18 is one of nine diamond drill holes completed in the program. All were within a 100 by 75 meter area beneath which an earlier hole intersected a 4.15 metre wide zone (Hole CC-14) that contained 95 microdiamonds (including four macros, the largest being 1.36 x 1.2 x 1.12 mm). Core from holes CC-15 and CC-16 have already been sampled and shipped to Saskatchewan Research Council in Saskatoon, Saskatchewan for processing.

The Boundary Zone breccia is in the Pan-Anderson Lake area, near the southern part of Cabo's large (11,000 hectare) property. Three diamonds were discovered near this zone by two prospectors, who, like Cabo, were exploring for silver and base metal deposits in the area. Prairie "C" and "Outcrop Exploration Ltd." are the two parties from whom the Cobalt Area Project was acquired. Prior to the diamond discovery, Cabo had completed airborne geophysical surveys, geological and geochemical surveys, stripping and drilling of 13 holes in search of base metals and silver. Many classical "Cobalt Type" silver/cobalt targets remain untested on the property as well as several geophysical anomalies located within typical Archean aged volcanogenic massive sulphide terrain. Several alluvial samples collected from other parts of the property have been found to contain elevated amounts of kimberlite indicator minerals (KIM's) suggesting the possibility that the property also has potential for hosting kimberlite, the more traditional host rock for commercial sized diamonds. Portions of the Cabo property lie in Bucke Township, within

four (4) kilometers of known kimberlite pipes that are currently being explored by Sudbury Contact Mines Ltd. and Tres-Or Resources Ltd. At least thirteen pipes have been discovered in this area.

The Cobalt Project encompasses a large land position in Canada's most famous "silver" mining camp. Traditionally, this area was known as the "Silver Capital of Canada". Since the early 1900's Cobalt has seen dozens of small mines come and go. Production figures include – 450 million ozs. of silver, 24.8 million lbs. of cobalt, 3.2 million lbs. of copper, 3.1 million lbs. of nickel, and 1.2 million lbs. of lead.

Most of this production was mined from small vein hosted deposits intimately associated with a rock structure known as the Nipissing Diabase sill. This sill intrudes all of the three main rock types in the area – Archean aged metavolcanics (Keewatin volcanics), granitic rocks (Lorrain granite) and Huronian aged metasediments (Gowganda Formation). The Keewatin rocks form a major greenstone belt in the Cobalt Area.

Until the discovery of diamonds in the Pan-Anderson Lakes area of the Cobalt Property, the primary targets of Cabo's Cobalt Project had been the greenstone belt to investigate for base metals (Zn, Cu, Pb) in Volcanogenic Massive Sulphide deposits ("VMS") and the traditional silver (Ag) / cobalt (Co) mineralization along the Nipissing Diabase sill. The Timmins, Kirkland Lake and Noranda base metal – gold camps all lie within similar geological settings a short distance from Cobalt, Ontario and there is sufficient evidence in the camp to support the Company's belief that its ground remains prospective for further deposits.

Cabo also announces that the non-brokered private placement units offering set out in the Company's November 18, 2002, news release, closed December 31, 2002, and was accepted by the TSX Venture Exchange, February 6, 2003. This financing provided the Company with $190,400 including $76,000 of Canadian tax flow through funds. The shares to be issued are subject to a four (4) month hold period which will expire June 12, 2003. The warrants issued pursuant to the offering entitle the holders to acquire one additional share for each share purchased and are exercisable at $0.10 per share on or before February 12, 2004, and at $0.12 per share on or before February 12, 2005. The Company is continuing to source new financings for the Cobalt Project, the acquisition of the previously announced drilling company and for working capital.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President and CEO

The TSX Venture Exchange has neither approved nor disapproved of the contents contained herein. This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(b)
No. #82-1401

CABO
mining corp.

FOR RELEASE: February 12, 2003

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: : cabo@cabo.ca
web site: www.cabo.ca

KENNECOTT TO ASSIST IN TEST OF DIAMOND PROPERTY CORE

Further to the Cabo Mining Corp ("Cabo") news release of January 27, 2003, Cabo announces that Kennecott Canada Exploration Inc. ("Kennecott") have agreed to carry out microdiamond analysis by caustic fusion on one of the drill holes recently completed on the Cobalt Area Project in northeastern Ontario in return for the first right to earn an interest in option the property if results are encouraging.

This hole (CC-18) was drilled in the Boundary Zone lamprophyric breccia near an earlier diamond discovery hole (CC-14). Hole CC-18 was a scissor hole drilled from the west at -45 degrees. It was terminated at 132 meters after intersecting a layered breccia sequence with local mafic to intermediate and hypabyssal lamprophyre dykes. The zone is thought to be an Archean aged volcanic rock or sub-volcanic diatreme, similar in age, petrography, geological setting and appearance to diamondiferous breccias in the Wawa area of north-central Ontario. Kennecott proposes to sample approximately half of the hole CC-18 core logged as breccia and process the material at its laboratory in Thunder Bay, Ontario. Hole CC-18 is one of nine diamond drill holes completed in the program. All were within a 100 by 75 meter area beneath which an earlier hole intersected a 4.15 metre wide zone (Hole CC-14) that contained 95 microdiamonds (including four macros, the largest being 1.36 x 1.2 x 1.12 mm). Core from holes CC-15 and CC-16 have already been sampled and shipped to Saskatchewan Research Council in Saskatoon, Saskatchewan for processing.

The Boundary Zone breccia is in the Pan-Anderson Lake area, near the southern part of Cabo's large (11,000 hectare) property. Three diamonds were discovered near this zone by two prospectors, who, like Cabo, were exploring for silver and base metal deposits in the area. Prairie "C" and "Outcrop Exploration Ltd." are the two parties from whom the Cobalt Area Project was acquired. Prior to the diamond discovery, Cabo had completed airborne geophysical surveys, geological and geochemical surveys, stripping and drilling of 13 holes in search of base metals and silver. Many classical "Cobalt Type" silver/cobalt targets remain untested on the property as well as several geophysical anomalies located within typical Archean aged volcanogenic massive sulphide terrain. Several alluvial samples collected from other parts of the property have been found to contain elevated amounts of kimberlite indicator minerals (KIM's) suggesting the possibility that the property also has potential for hosting kimberlite, the more traditional host rock for commercial sized diamonds. Portions of the Cabo property lie in Bucke Township, within

four (4) kilometers of known kimberlite pipes that are currently being explored by Sudbury Contact Mines Ltd. and Tres-Or Resources Ltd. At least thirteen pipes have been discovered in this area.

The Cobalt Project encompasses a large land position in Canada's most famous "silver" mining camp. Traditionally, this area was known as the "Silver Capital of Canada". Since the early 1900's Cobalt has seen dozens of small mines come and go. Production figures include – 450 million ozs. of silver, 24.8 million lbs. of cobalt, 3.2 million lbs. of copper, 3.1 million lbs. of nickel, and 1.2 million lbs. of lead.

Most of this production was mined from small vein hosted deposits intimately associated with a rock structure known as the Nipissing Diabase sill. This sill intrudes all of the three main rock types in the area – Archean aged metavolcanics (Keewatin volcanics), granitic rocks (Lorrain granite) and Huronian aged metasediments (Gowganda Formation). The Keewatin rocks form a major greenstone belt in the Cobalt Area.

Until the discovery of diamonds in the Pan-Anderson Lakes area of the Cobalt Property, the primary targets of Cabo's Cobalt Project had been the greenstone belt to investigate for base metals (Zn, Cu, Pb) in Volcanogenic Massive Sulphide deposits ("VMS") and the traditional silver (Ag) / cobalt (Co) mineralization along the Nipissing Diabase sill. The Timmins, Kirkland Lake and Noranda base metal – gold camps all lie within similar geological settings a short distance from Cobalt, Ontario and there is sufficient evidence in the camp to support the Company's belief that its ground remains prospective for further deposits.

Cabo also announces that the non-brokered private placement units offering set out in the Company's November 18, 2002, news release, closed December 31, 2002, and was accepted by the TSX Venture Exchange, February 6, 2003. This financing provided the Company with $190,400 including $76,000 of Canadian tax flow through funds. The shares to be issued are subject to a four (4) month hold period which will expire June 12, 2003. The warrants issued pursuant to the offering entitle the holders to acquire one additional share for each share purchased and are exercisable at $0.10 per share on or before February 12, 2004, and at $0.12 per share on or before February 12, 2005. The Company is continuing to source new financings for the Cobalt Project, the acquisition of the previously announced drilling company and for working capital.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President and CEO

#1293-2(b)
No. 82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: February 12, 2003

3. **Press Release**
A news release dated February 12, 2003, delivered to Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces that Kennecott Canada Exploration Inc. has agreed to carry out microdiamond analysis by caustic fusion on one of the drill holes recently completed on its Cobalt Area Project in northeastern Ontario. The Issuer also announces that the non-brokered private placement set out in the Company's November 18, 2002, news release, closed December 31, 2002, and was accepted by the TSX Venture Exchange February 6, 2003. This financing provided the Company with $190,400 including $76,000 of Canadian tax flow through funds. The shares to be issued are subject to a four (4) month hold period which will expire June 12, 2003. The warrants issued pursuant to the offering entitle the holders to acquire one additional share for each share purchased and are exercisable at $0.10 per share on or before February 12, 2004, and at $0.12 per share on or before February 12, 2005.

5. **Full Description of Material Change**: See attached news release dated February 12, 2003.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 12th day of February, 2003.

(signed "John A. Versfelt")

John A. Versfelt
President & CEO

A:\BCF 53-901mcr - 021203 - Knnct tst corc - pp hld.doc

CABO mining corp.

FOR RELEASE: February 12, 2003

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: : cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt

KENNECOTT TO ASSIST IN TEST OF DIAMOND PROPERTY CORE

Further to the Cabo Mining Corp ("Cabo") news release of January 27, 2003, Cabo announces that Kennecott Canada Exploration Inc. ("Kennecott") have agreed to carry out microdiamond analysis by caustic fusion on one of the drill holes recently completed on the Cobalt Area Project in northeastern Ontario in return for the first right to earn an interest in option the property if results are encouraging.

This hole (CC-18) was drilled in the Boundary Zone lamprophyric breccia near an earlier diamond discovery hole (CC-14). Hole CC-18 was a scissor hole drilled from the west at -45 degrees. It was terminated at 132 meters after intersecting a layered breccia sequence with local mafic to intermediate and hypabyssal lamprophyre dykes. The zone is thought to be an Archean aged volcanic rock or sub-volcanic diatreme, similar in age, petrography, geological setting and appearance to diamondiferous breccias in the Wawa area of north-central Ontario. Kennecott proposes to sample approximately half of the hole CC-18 core logged as breccia and process the material at its laboratory in Thunder Bay, Ontario. Hole CC-18 is one of nine diamond drill holes completed in the program. All were within a 100 by 75 meter area beneath which an earlier hole intersected a 4.15 metre wide zone (Hole CC-14) that contained 95 microdiamonds (including four macros, the largest being 1.36 x 1.2 x 1.12 mm). Core from holes CC-15 and CC-16 have already been sampled and shipped to Saskatchewan Research Council in Saskatoon, Saskatchewan for processing.

The Boundary Zone breccia is in the Pan-Anderson Lake area, near the southern part of Cabo's large (11,000 hectare) property. Three diamonds were discovered near this zone by two prospectors, who, like Cabo, were exploring for silver and base metal deposits in the area. Prairie "C" and "Outcrop Exploration Ltd." are the two parties from whom the Cobalt Area Project was acquired. Prior to the diamond discovery, Cabo had completed airborne geophysical surveys, geological and geochemical surveys, stripping and drilling of 13 holes in search of base metals and silver. Many classical "Cobalt Type" silver/cobalt targets remain untested on the property as well as several geophysical anomalies located within typical Archean aged volcanogenic massive sulphide terrain. Several alluvial samples collected from other parts of the property have been found to contain elevated amounts of kimberlite indicator minerals (KIM's) suggesting the possibility that the property also has potential for hosting kimberlite, the more traditional host rock for commercial sized diamonds. Portions of the Cabo property lie in Bucke Township, within

four (4) kilometers of known kimberlite pipes that are currently being explored by Sudbury Contact Mines Ltd. and Tres-Or Resources Ltd. At least thirteen pipes have been discovered in this area.

The Cobalt Project encompasses a large land position in Canada's most famous "silver" mining camp. Traditionally, this area was known as the "Silver Capital of Canada". Since the early 1900's Cobalt has seen dozens of small mines come and go. Production figures include – 450 million ozs. of silver, 24.8 million lbs. of cobalt, 3.2 million lbs. of copper, 3.1 million lbs. of nickel, and 1.2 million lbs. of lead.

Most of this production was mined from small vein hosted deposits intimately associated with a rock structure known as the Nipissing Diabase sill. This sill intrudes all of the three main rock types in the area – Archean aged metavolcanics (Keewatin volcanics), granitic rocks (Lorrain granite) and Huronian aged metasediments (Gowganda Formation). The Keewatin rocks form a major greenstone belt in the Cobalt Area.

Until the discovery of diamonds in the Pan-Anderson Lakes area of the Cobalt Property, the primary targets of Cabo's Cobalt Project had been the greenstone belt to investigate for base metals (Zn, Cu, Pb) in Volcanogenic Massive Sulphide deposits ("VMS") and the traditional silver (Ag) / cobalt (Co) mineralization along the Nipissing Diabase sill. The Timmins, Kirkland Lake and Noranda base metal – gold camps all lie within similar geological settings a short distance from Cobalt, Ontario and there is sufficient evidence in the camp to support the Company's belief that its ground remains prospective for further deposits.

Cabo also announces that the non-brokered private placement units offering set out in the Company's November 18, 2002, news release, closed December 31, 2002, and was accepted by the TSX Venture Exchange, February 6, 2003. This financing provided the Company with $190,400 including $76,000 of Canadian tax flow through funds. The shares to be issued are subject to a four (4) month hold period which will expire June 12, 2003. The warrants issued pursuant to the offering entitle the holders to acquire one additional share for each share purchased and are exercisable at $0.10 per share on or before February 12, 2004, and at $0.12 per share on or before February 12, 2005. The Company is continuing to source new financings for the Cobalt Project, the acquisition of the previously announced drilling company and for working capital.

ON BEHALF OF THE BOARD,

(signed "John A. Versfelt")

John A. Versfelt
President and CEO